FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2003

TEMBEC INC. ANNUAL REPORT 2002

TEMBEC INC.

(Translation of registrant's name into English)

800, René-Lévesque Boulevard West, Suite 1050
Montreal, Quebec H3B 1X9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ________ Form 40-F ____X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INC.

by: ______________________________

Claude Imbeau,
Vice-President, General Counsel and Secretary

Date: January 10, 2003

Tembec

A Company of People Building their own Future

THE SPIRIT OF INNOVATION


2002 ANNUAL REPORT

Table of Contents

Shareholder Information

Auditors
KPMG
Montreal, Quebec
and
North Bay, Ontario

Transfer agent and registrar
General Trust of Canada

Shares listed
Toronto Stock Exchange

Trading symbol
TBC

Annual general meeting
Thursday, January 23, 2003
at 11:00 a.m. at:
Hotel Omni Mont-Royal
1050 rue Sherbrooke Ouest
Montréal, Quebec H3A 2R6

Annual information form
The most recent version of the Annual Information Form for Tembec Inc. is available at the following address:

Tembec Inc.
Corporate Relations
10 chemin Gatineau
P.O. Box 5000
Temiscaming, Quebec J0Z 3R0

On peut se procurer la version française du présent rapport en s'adressant à :
Tembec Inc.
Relations générales
10, chemin Gatineau
C.P. 5000
Temiscaming (Québec) J0Z 3R0

www.tembec.com



History

Tembec Inc. is a leading Canadian integrated forest products company characterized by its vision statement - "A company of people building their own future".

This vision represents an attitude and commitment, and expresses the fundamental values determined by the Company's origin.

Tembec was created in 1973 in Témiscaming, Québec, when a community and its people refused to give up their livelihood and future without a fight.

The town's economic lifeblood, a pulp mill owned by a large multinational company, was shut down in 1972. The mill's former employees and Témiscaming residents gained national attention in their fight to save their jobs. Their efforts created a unique and unprecedented relationship among entrepreneurs, unionized employees, the community and various levels of government. The mill was purchased and Tembec was born.

The Company established principles and guidelines which strongly encourage employee ownership, profit sharing and active employee participation in all issues affecting Company activities, as well as honest, open dialogue and social responsibility. Union and management personnel conduct regular meetings to exchange views and ideas. Employee representatives also sit on the Company's Board of Directors.

The Company believes its unique culture has stimulated innovation, entrepreneurship and a distinct competitiveness, allowing Tembec to grow from its original mill in Témiscaming with a few hundred employees into the international company it is today.

At the end of the year 2002, the Company had more than 50 manufacturing units and approximately 10,000 employees, gross sales attaining $3.4 billion, and assets of $4.0 billion. Tembec is continuing to expand, and has established all the factors needed to maintain its leadership position in the forest products industry.

Tembec has established itself as a leader in innovation, technology and in unique labour management relations and it is growing to meet the challenge of the future with the total commitment of all our people. Tembec is: "A company of people building their own future".

For more information on Company origins, contact: National Film Board of Canada "Témiscaming, Québec - A Town That Wouldn't Die", and its sequel.



First pulp roll, Témiscaming Specialty Cellulose mill start-up, November 1973

Financial Highlights

	1998	1999	2000	2001	2002
OPERATIONS ($ millions)					
Gross sales	$ 1,605.2	$ 1,883.5	$ 2,598.1	$ 2,990.8	$ 3,391.0
Net sales	1,422.9	1,672.5	2,320.8	2,657.4	2,976.8
EBITDA	334.5	362.5	555.0	473.5	275.5
EBITDA margin	23.5%	21.7%	23.9%	17.8%	9.3%
Operating earnings	224.9	243.2	409.3	270.6	48.0
Net earnings (loss)	61.1	26.5	211.5	77.9	(158.5)
Cash flow provided by operations [1]	208.3	191.0	441.1	279.8	55.1
Net fixed assets additions	116.7	90.9	264.9	230.8	98.9
FINANCIAL POSITION ($ millions)					
Working capital (excluding cash and short-term debt)	$ 318.7	$335.5	$ 382.4	$ 545.7	$ 499.2
Total capitalization	2,091.6	2,234.3	2,641.3	3,411.0	3,358.6
Net debt	804.7	898.1	994.6	1,623.4	1,798.7
Shareholders' equity	961.7	1,029.6	1,281.1	1,367.6	1,212.1
Net debt to total capitalization	38.5%	40.2%	37.7%	47.6%	53.6%
COMMON SHARES OUTSTANDING (millions)	69.9	73.9	81.7	86.2	86.4
PER COMMON SHARE ($)					
Net earnings (loss)	$ 0.85	$ 0.35	$ 2.62	$ 0.95	$ (1.84)
Diluted earnings (loss)	0.77	0.33	2.44	0.93	(1.84)
Cash flow provided by operations [1]	2.99	2.68	5.47	3.40	0.64
Book value	12.60	12.75	15.33	15.54	13.69
OTHER DATA					
Employees at year-end	5,928	6,822	7,645	9,389	9,368
Annual payroll & benefits ($ millions)	340.5	397.1	484.3	585.5	695.2
Lumber produced (MMfbm)	902.1	1,148.0	1,363.6	1,313.7	1,338.9
Laminated veneer lumber produced (000 cubic ft)	807.8	828.5	850.7	728.2	677.5
Oriented strand board produced (MM square ft 1/16th)	1,564.2	604.2	1,286.1	1,564.8	1,542.3
Wood chips produced (000 bone dry tonnes)	1,184.9	1,333.9	1,428.9	1,377.6	1,410.2
Pulp produced (000 tonnes)	664.9	851.1	1,296.8	1,617.3	1,935.1
Publishing paper produced (000 tonnes)	509.9	586.7	619.1	745.6	981.7
Paperboard produced (000 tonnes)	135.5	138.9	142.8	144.5	159.8

[1] Cash flow from operations before net change in non-cash working capital balances

QUARTERLY FINANCIAL INFORMATION

	Fiscal 2001 Three months ended				Fiscal 2002 Three months ended			
	Dec. 30	Mar. 31	June 30	Sept. 29	Dec. 29	Mar. 30	June 29	Sept. 28
Sales and Earnings ($ millions) Net Sales	$ 600.9	$ 660.1	$ 649.4	$ 747.0	$ 686.0	$ 737.7	$ 793.9	$ 759.2
Net Earnings (loss)	$ 50.4	$ 20.6	$ 2.0	$ 4.9	$ (38.7)	$ (94.6)	$ (3.9)	$ (21.3)
Per Common Share (in dollars) Net Earnings (loss)	$ 0.62	$ 0.26	$ 0.02	$ 0.06	$ (0.45)	$ (1.10)	$ (0.05)	$ (0.25)
Cash Flow	$ 1.32	$ 0.92	$ 0.75	$ 0.43	$ 0.04	$ (0.15)	$ 0.34	$ 0.41

PERFORMANCE AGAINST LONG-TERM FINANCIAL OBJECTIVES

Cash Return on Capital Employed (CROCE)



20%
15%
10%
5%
0%
12.9%
12.9%
17.4%
12.0%
6.2%
12.3%
1998
1999
2000
2001
2002
5 year average
Actual
Objective › 15%

Return on Capital Employed (ROCE)



15%
10%
5%
0%
-5%
5.7%
3.7%
10.5%
4.9%
-1.4%
4.7%
1998
1999
2000
2001
2002
5 year average
Actual
Objective › 10%

Return on Shareholders' Equity



30%
20%
10%
0%
-10%
-20%
7.0%
2.8%
19.3%
6.0%
-12.6%
4.5%
1998
1999
2000
2001
2002
5 year average
Actual
Objective › 14%

Working Capital Ratio



3.0
2.0
1.0
0.0
3.0
2.5
2.0
2.5
1.9
1998
1999
2000
2001
2002
Actual
Objective › 2.0

Tembec is a leading integrated Canadian forest products company marketing its products in over 50 countries.

Products include softwood lumber, engineered wood products, specialty wood products, paper pulps, specialty pulps, newsprint and uncoated groundwood papers, coated papers, specialty papers, commercial printing and publishing paperboard, specialty bleached coated linerboard, paperboard for packaging, phenolic resins, lignosulfonates and ethanol.

The Company's operations are located in Québec, Ontario, New Brunswick, Manitoba, Alberta, British Columbia as well as in the United States and France. Tembec employs over 10,000 people.

The Company has established itself as a world leader in pulping technology and human resource management.

Corporate Vision
A company of people building their own future.

Corporate Mission
Tembec's corporate mission is to be a low-cost, profitable integrated forest products company converting forest resources into competitive and innovative quality products for customers while protecting the environment and creating a positive long-term social, cultural and economic benefit for the region and its people, employees and shareholders.



Getting acquainted with the Forest Environment



Corporate Principles and Guidelines

The following principles and guidelines were established to guide Tembec in the pursuit of its mission.

Financial

To manage the Company in an effective and prudent financial manner so as to ensure increasing shareholder value and long-term growth and stability.

Employee Participation

To create an environment in which all employees can contribute to their maximum ability and maintain high performance standards, effective training, open and honest dialogue and active participation in problem solving and entrepreneurship.

To provide employees with a non-discriminatory, safe and healthy work environment, and with the opportunity to participate and share in the growth and financial success of the Company through share ownership and participation in profits.

Customer Service

To meet customers' expectations in an evolving market with competitive quality products and superior service on a consistent basis and to treat our customers as long-term partners.

Supplier Relationship

To develop vendor partnerships which consistently meet our specifications for quality, service and price, and to build partnerships on trust, mutual benefit and understanding of each other's expectations.

Product Quality

To dedicate our employees to developing competitive products through sound capital investments, an emphasis on creativity and a continuous improvement of processes.

Social Responsibility

To dedicate a minimum of 1% of pre-tax profits to promote health, education, culture and recreation that contribute to improving the individual and collective quality of life and to be supportive of employee involvement in the community and in professional group activities.

Environmental Responsibility

To establish policies and guidelines in all phases of our operations which provide for responsible stewardship and sustained yield and development of our resources, while protecting the health and safety of employees, customers and the public.

Ethics

To conduct business and relationships with respect, openness and integrity.

Creativity and Innovation

To foster creativity by encouraging and rewarding open-mindedness at all levels, being receptive to suggestions, supplying the tools, time and atmosphere to create, as well as providing understanding when ideas fail and support when they succeed.

Product Group Profiles

The Company operates in three key business sectors: Forest Products, Pulp and Paper. As well, the Company has several related business sectors. A brief profile of each sector follows.

Forest Resource Management

The Forest Resource Management Group is accountable for managing all wood fibre resources for maximum long-term profitability and security of the wood fibre supply, while supporting the future growth strategy of the Company. The Group has established four major priorities to achieve those results:

- Wood resource value and cost optimization
- Fibre supply growth
- Third-party certification of the Company's forest management practices
- First Nations community relationships and economic development

In Canada, the available timber supply for the Company includes 9.4 million cubic meters of wood from Crown and private forests. The Company maintains license allocations in New Brunswick, Québec, Ontario, Manitoba and British Columbia. The Company uses approximately 8 million cubic meters of wood per year.

Forest Products

The Forest Products Group comprises 31 operations in Québec, Ontario, Alberta, British Columbia, United States and Chile. Collectively, the Group produces a wide range of commodity and value-added forest products. Its goal is to be the leading quality forest product supplier in three major sectors: softwood lumber, engineered wood products, and speciality wood products. While the Group's products are sold primarily in North America, Marketing is extending its operations and has established sales offices in Japan, China and Europe. The Group's organizational structure is designed to ensure quality products and continuous profitable growth.

Pulp

The Pulp Group consists of ten manufacturing/business units, with products divided into two major sectors: paper pulps, which include softwood kraft pulp, hardwood kraft pulp and high yield pulp; and specialty pulps, which include specialty cellulose pulp, fluff pulp and dissolving pulp. Eight operations are wholly-owned by Tembec, while two others are partnerships in which Tembec has a 50 % joint venture position. In October 2002, the Company acquired the assets of the Chetwynd, BC high yield pulp mill. This mill has been idled since April 2001, and start-up is forecasted for early 2003.

The Group is maintaining its strategy to grow its business as a competitive, low-cost and profitable market pulp producer. Products are sold worldwide through domestic and international sales offices.

Paper

The Paper Group includes four paper manufacturing facilities that operate twelve paper machines. The Group's production falls into three major categories: newsprint and uncoated groundwood papers, coated papers and specialty papers. The newsprint mills are major consumers of recycled paper in their manufacturing process. Most of the Paper Group's products are sold in North America, primarily in the United States. The Group continues to focus on the utilisation of low-cost, efficient paper operations to generate superior returns and will continue to execute a growth strategy consistent with the Company's long term strategy to grow in the three core business areas.

Paperboard

The Paperboard Group activities are concentrated at the Témiscaming Site, in Québec. The Group operates a state-of-the-art, fully bleached, coated paperboard machine with an annual capacity of 150,000 tonnes. The paperboard mill is partially integrated with the high yield pulp mill in Témiscaming, and also consumes softwood kraft pulp produced by the Company.

The Group's main products, sold primarily in the United States, are of three types: commercial printing and publishing grades, specialty bleached linerboard, and paperboard for packaging.

Chemicals

The Chemical Products Sector is divided into two Groups: The Resin Group and the Silvichemicals Group.

Tembec's Resin Group is a leading manufacturer of phenolic resins, both powder and liquid, for the forest products industry. This includes OSB, LVL, plywood, particleboard, MDF, hardboard, strand lumber and laminated hardwood flooring. Tembec also manufactures specialty resins used in the manufacturing of insulation, abrasives, and truck floors. Our resins are tailor-made to specific customer requirements and are manufactured in Canada in Témiscaming, Longueuil and Trois-Pistoles, Québec. The Resin Group also produces formaldehyde in concentrations of 37 to 52%. Through its exclusive distributor partnership with BASF, the Group also supplies MDI to the North American OSB Industry.

The Silvichemicals Group converts by-products liquor from chemical pulp mills into marketable products, including lignosulfonates, which are used as binders and surfactants in industry, and ethyl alcohol, which is sold domestically for use in vinegar and cosmetics.

Operations Map


BRITISH-
COLUMBIA
Chetwynd
ALBERTA
MANITOBA
Calgary
Pine Falls
Canal Flats
Skookumchuck
Cranbrook
Elko
Marathon
Hearst
Kapuskasing
Smooth
Rock Falls
Opasatika
ONTA
UNITED STATES
St.Francisville, Louisiana


QUÉBEC
La Sarre
Macamic
Taschereau
Rouyn-Noranda
Ville-Marie
Béarn
Temiscaming
Mattawa
Davidson
Saint-Georges de Champlain
Saint-Raymond de Portneuf
Québec
Blainville
Montréal
Longueuil
Bracside
Huntsville
Bolton
Toronto
Brantford
Matane
Nouvelle-Ouest
Chandler
Saint-Alphonse
Atholville
Rivière Trois-Pistoles
NEW BRUNSWICK
Woodsville, New Hampshire
UNITED STATES
Maryland
FRANCE
SWITZERLAND
ITALY
Tartas
Saint-Gaudens
Tarascon
SPAIN

The year 2002 was forecasted to be one of our most challenging since the early 1980's and it did not disappoint us in that respect.

Our overall strategy remained constant: focus on reducing total cash costs, minimize capital spending, capitalize on opportunities but maintain good liquidity to weather out the storm.

The expected strengthening of the Euro did not occur until late 2002 and was less than expected. During the year, all three of our core markets – lumber, pulp and paper – touched historical lows. As a consequence, our results were disappointing and below our expectations.

Financial Performance

In summary, the results for the year were as follows. (Additional analyses and details are available in the Management's Discussion & Analysis section.)

- Gross sales up 13.4% to $3.4 billion, the twelfth consecutive year of increased sales.
- EBITDA of $275.5 million equivalent to 9.3% on net sales compared to our objective of 25% and last year at 17.8%.
- Cash generated from operations before working capital changes was $55.1 million. After capital expenditures of $98.9 million were deducted, the net free cash was negative by $43.8 million compared to our objective of at least $1.00 per share or a minimum of $85 million per year.
- CROCE – cash return on undepreciated capital was 6.2% with our last 5-year average at 12.3% compared to our objective of 15%.
- Net debt to total capitalization ended the year at 53.6%, which exceeds or maximum target of 50% and our trend average of less than 40%.
- Return on equity was negative at 12.6% with our last 5-year average at 4.5% compared to our objective of 14%.
- Net loss - $113.2 million or $1.32 per share before unusual items primarily due to refinancing of our long-term debt, which added another $45.3 million to the losses bringing the total to $158.5 million or $1.84 per share.

Needless to say that having all our core products troughing at the same time was unique and painful.

The year reinforced our commitment to reaching the targeted cash costs for each of our products and the importance of maintaining good liquidity during turbulent times.

In spite of the difficulties, we ended the year in a strong financial position with sufficient liquidity and motivation to face the challenge of the coming year. We have seen the worst. The question now is how soon will we see a rebound in demand and pricing?

Our objective is to have net earnings of approximately $150 to $200 million on a 5-year average based on our existing asset base.

If we assume normalized/average pricing of our three key products:

- Lumber at US$280/Mfbm for Western SPF
- Pulp at US$600 per tonne
- Newsprint at US$555 per tonne,

we should generate an average EBITDA of $625 million or better with a Canadian dollar at US$0.68. Deduct interest and depreciation at approximately $150 million and $225 million respectively and we should have pre-tax earnings of $250 million and after tax earnings of $170 million.

We remain convinced that this objective will be met over the coming five years.

Social and Environmental Performance

During the year, the Company maintained its corporate principles with respect to its social and environmental responsibilities. Some highlights are noted:

- Corporate Governance – Over the years, the Company has prided itself in meeting most of the TSX guidelines. This year, the Board of Directors made further improvements to ensure its compliance with all TSX guidelines.
- Corporate Knights announced the first annual ranking of Canada's best 50 corporate citizens and the Company received a Corporate Knight Award on May 29, 2002. A Corporate Knight is a corporation that makes money for its shareholders, enhances their national and local communities, leaves as small a footprint as possible on the environment, treats employees well, and keeps customers happy.
- Donations totaling $1.5 million were made to local and regional non-profit groups to support educational, health, cultural, sports and other community activities as well as $125,000 to support local environmental projects.
- Third Party Certification - Significant progress has been made toward the third party certification of the Company's Forest Operations using the standards of the Forest Stewardship Council (FSC). We were pleased to be part of the FSC certification of Westwind Forest Stewardship Inc. involving over 1 million hectares. Tembec maintains a 31% share of the wood allocation from this Sustainable Forest License in Ontario. As a result of this certification, Tembec is currently offering four FSC certified product lines – maple lumber and flooring, high yield pulp and paperboard. In addition, the Company's Forest Resource Management Divisions in Québec, Ontario, Manitoba and British Columbia are all proceeding on schedule to complete certification of additional license areas in 2003.
- Continued our efforts on implementation of the Impact Zero® Environmental Management Program across all our manufacturing units while maintaining ISO 14001 certification. During 2002, nine units were certified, bringing the number of certified sites to 41 out of a total of 55 Tembec sites.
- Our Zero Tolerance objective is in place. However, several sites did not meet this objective. We experienced several severe upsets leading to violations and exceedences of the regulatory norms. Corrective action is underway.

Significant Events in 2002

- Acquisition on November 5, 2001 of Davidson Industries Inc. which operates a hardwood sawmill and pine sawmill in Davidson, Québec, a pine sawmill in Woodsville, New Hampshire and has an interest in a radiata pine sawmill and reman center in Chile.
- Issuance of US $350 million of 7.75% Senior Notes in March 2002 due on March 15, 2012 to repay US$250 million of 9.875% Senior Notes due 2005.
- Creation of Temrex on April 5, 2002 as a joint venture with SGF Rexfor to consolidate sawmilling operations in the Gaspé region of Québec.
- Acquisition of a 25% interest in a project to modernize the Gaspésia Paper mill in Chandler, Québec.

Other significant events and highlights included:

- Completed modernization and start-up of Timmins sawmill for $8.5 million.
- Specialty Cellulose pursued installation of new pulp machine and finishing lines. New roll finishing lines are operational. New machine will start up in April 2003.
- Chapter 11 filing CVD – In May 2002, Tembec filed Notice of Intent to submit a Claim to the Government of the United States for a minimum of $200 million in damages under the provisions of Chapter 11 of the North American Free Trade Agreement. The Notice of Intent contends that the United States International Trade Administration, in its conduct of the Softwood Lumber dispute, favoured US producers and did not provide Tembec fair and equitable treatment. These actions are tantamount to expropriating Tembec's assets which is against the provisions of Chapter 11 of the North American Free Trade Agreement. In 2003, Tembec will file a detailed Statement of Claim to the NAFTA panel which will initiate the proceedings.

Outlook for 2003

Forest Products Group

Lumber demand is at record highs yet prices are at record lows. Why? Obviously too much supply which was induced during 1996 to 2001 by the misguided Softwood Lumber Agreement. The agreement placed quotas on four Canadian provinces but left the rest of North America free to increase capacity to capitalize on a strong market and artificially high prices. Place this scenario in the context of a super US dollar, which induced Europeans, Brazilians and Chile and others to export lumber to the US, and a disappearing Japanese market and you see the consequences.

Demand has been surprisingly strong during 2002 but cannot last and we expect to see demand fall off during 2003 as the homebuilding boom comes to an end. Prices won't go any lower. It's now a question of rationalization of the market. The US producers and timber barons are trying to put the Canadians out of business with the 18.79% CVD and 10.21% antidumping duties. The Canadians are hanging on, supported by a weak Canadian dollar and better efficiencies. Until supply diminishes or new markets are developed for wood, the scenario will be brutal and should play out during 2003.

The US trade actions are costing Tembec approximately $20 million per quarter directly and an additional estimated lost opportunity of $10 million due to lower prices in Canada.

As noted earlier, Tembec has taken legal steps to challenge the US actions under Chapter 11 of the NAFTA agreement. It is our belief that the discriminatory action of the US government is tantamount to an expropriation of Tembec's lumber market and therefore its inherent value.

During the year 2002, we made significant improvements to several of our sawmills. We will continue to optimize those plants in 2003 and continue our focus on cost reduction and rationalization of our facilities.

Our growth strategy will continue to be in developing new products in the areas of specialty and engineered wood products.

The year 2003 will be difficult but will also set the base for future growth thereafter.

Pulp Group

Markets were expected to be difficult and they were. A small uptick in late fiscal 2002 provided some optimism, but the demand for paper continued to be sluggish.

Demand for softwood bleached kraft pulp is not expected to improve before late 2003 and should peak in the 2004 and 2005 period if history repeats itself.

Demand for high yield pulp was strong and is expected to continue to be strong as paper makers recognize the virtues of these unique fibers:

- high bulk, stiffness, better printing surface and no reversion issues.

We are optimistic the trend will continue and with our new mill in Chetwynd, B.C. starting up in the Spring of 2003, Tembec will be the world's leading producer of this specialty fibre.

Another issue is the continuing strength of the US$ vis-à-vis the Euro which tends to limit price increases. North America producers remain at the high cost end of the supply chain under the current situation.

In general, we expect another difficult year, which will end on a high note and a favourable trend.

Paper Group

The collapse of the high tech economy led to a severe downturn in advertising and paper demand with price declines to unexpected lows in spite of producer discipline. There appears to be a belief in the industry that converting news to super-calendared papers, film coated papers, or specialty news reduces production of publishing papers. Based on 2002 experience, it appears this strategy only induces prices to drop and gives consumers better paper at a lower cost.

Demand was off approximately 15% for newsprint and touched 1980 levels in North America. This sets the scenario for another difficult year ahead unless there is a sudden resurgence in the economy – an unlikely short-term event. More consolidation and rationalization will occur during the year. Our two newsprint mills are modern and low cost and will cope handily.

The coated side of our paper business experienced oversupply and a drop off in demand and record low pricing. Imports from Europe continued to contribute to the North American producers' woes as well as the major increases in North American coated paper capacities.

Recently, the markets have started to show a pickup in demand, but prices will remain under pressure until further rationalization occurs and/or the US$ weakens vis-à-vis the Euro.

We will continue to focus on cost reductions and quality improvements and expect the markets to improve slowly as the year progresses.

Summary

We expect 2003 to be another difficult year but will be an improvement over 2002 as we return to profitability. Our long-term strategy and high-level goals remain unchanged.

1) To be a leader in financial performance in the forest products industry as measured by cash return on gross capital employed, return on capital employed and return on shareholders' equity. Our respective objectives are 15%, 10% and 14% over a 5-year period.

2) To position Tembec as a top 25 company within the global forest products industry as measured by gross sales:

   - $7 billion by 2005
   - $10 billion by 2008

3) To maintain the Tembec culture and entrepreneurial leadership style that places high value on creativity, judgment and decisiveness of the employees.

4) To maintain and build a culture of high standards of performance and business ethics, corporate governance and social responsibility.

These high level goals are consistent with our Vision, Mission and Corporate Principles.

Specific objectives for 2003 :

Our objectives for 2003, while respecting our high level goals also reflect the reality we are facing.

1) Return to profitability by reducing our cash costs and improving our margins.

2) Continue to grow in our three core sectors and increase gross sales by at least 10%.

3) Maintain our credit ratings.

4) Maintain our financial flexibility and liquidity to provide for unexpected events by maximizing cash flow and limiting capital expenditures to very short payback items.

5) Continue our goal to achieve FSC certification of our forest practices.

Conclusion

We have an excellent management team, committed employees, good assets and good liquidity to meet the challenges.

Our goals and objectives are defined. We must deliver.

FRANK A. DOTTORI
President and Chief Executive Officer

JACQUES GIASSON
Chairman of the Board

The Board of Directors and management of the Company consider good corporate governance to be an important factor in the efficient and effective operation of the Company.

The board has carefully considered the corporate governance guidelines of the Toronto Stock Exchange and compared them with its existing practices. The following description summarizes the Company's corporate governance practices.

Board of Directors

The Board of Directors is responsible for the overall stewardship of the Company and has full power and authority to manage and control the affairs and business of the Company. It establishes the overall policies and standards for the Company. While delegating certain of its authority and responsibilities to committees and to the management of the Company, it retains effective control over the Company and monitors the executive management. The directors are kept informed of the Company's operations at meetings of the board and its committees and through reports and analyses and discussions with management.

The functions of the board include the review and approval of (a) annual audited financial statements, quarterly financial statements and related management discussion and analysis disclosure following review by the Audit Committee, (b) transactions out of the ordinary course of business, and (c) any capital expenditures or other financial commitments in excess of $2.5 million. The board also considers and reviews the means by which shareholders can communicate with the Company, including the opportunity to do so at the annual meeting, communications interfaces through the Company's website and the adequacy of resources available within the Company to respond to shareholders through the office of the Secretary or otherwise.

The Board of Directors has adopted a formal mandate which describes its principal functions. The mandate provides that the board will consider recommendations made by the officers of the Company who are responsible (a) for the general day to day management of the Company, and (b) for making recommendations to the board with respect to long-term strategic, financial, organizational and related objectives. The mandate of the board also establishes a requirement that the board implement structures and procedures to ensure that it functions independently of management.

The board currently consists of 11 members. The board believes that such number of directors is large enough to allow the directors to benefit from a wide variety of ideas and viewpoints without compromising communication among the directors and between the directors and management.

The Company considers that 9 of the 11 directors on the board qualified as outside and unrelated directors throughout the last financial year. Frank A. Dottori, President and Chief Executive Officer of the Company and Luc Rossignol, President of Local 233 of the Communications, Energy and Paperworkers Union (Témiscaming Site), are related directors. The Company considers the term "unrelated" to mean independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with a director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.

The Board of Directors met ten times during the last financial year.

Committees of the Board of Directors

The Board of Directors has established five committees and delegated certain of its authority and responsibilities to each of these committees and has also instructed each of them to perform certain advisory functions and make recommendations and report to the board. The Human Resources Committee of the board annually evaluates the performance and mandates of its committees and reports its findings to the board of directors. This responsibility has been transferred to the recently created Corporate Governance Committee.

With the exception of the Environmental committee, where Frank A. Dottori, the President and Chief Executive Officer of the Company is a member, all committees of the Board of Directors are composed of outside, unrelated directors.

Corporate Governance Committee

The Board of Directors has recently created a Corporate Governance Committee and adopted a Corporate Governance Committee mandate. The board has assigned to the Corporate Governance Committee the mandate and responsibility for the Company's approach to board governance issues and the Company's response to the governance guidelines. The Corporate Governance Committee will review and report to the board annually on the size, composition, profile and compensation of the Board of Directors, recommend candidates for nominees for election or appointment as directors and evaluate and report to the board on the performance of the board and the contribution of members of the board. The Corporate Governance Committee will also review, on an annual basis, the board-management relationship and recommend to the board structures and procedures to ensure that the board functions independently of management. The Corporate Governance Committee will continue implementing an appropriate orientation and education program for new members of the board.

Audit Committee

The Audit Committee meets on a regular basis with the financial officers of the Company and the independent auditors to review and inquire into matters affecting financial reporting matters, the system of internal accounting and financial controls and procedures, independence of the external auditors and the audit procedures and audit plans. It also recommends, to the Board of Directors, the external auditors to be appointed and their remuneration.

The Audit Committee reviews and recommends to the board, for approval, the financial statements in the annual report, the audited annual financial statements and the management's discussion and analysis contained therein, prospectuses and other offering memoranda and financial statements and other documents required by regulatory authorities.

The Audit Committee met five times during the last financial year.

Human Resources Committee

The Human Resources Committee is responsible for reviewing recommendations for the appointment of persons to senior executive positions, considering terms of employment, including succession planning and matters of remuneration, recommending awards under the Company's long-term and short-term incentive plans, employee stock purchase plan, employee profit sharing plans and for certain matters relating to the administration of the Company's pension plans, including amendments to and new design of plans. The Human Resources Committee is also responsible for reviewing the adequacy of the occupational health and safety policies and assessing the performance of the Company under such programs. Where appropriate, the Human Resources Committee reports or makes recommendations on significant issues to the Board of Directors.

In regard to the succession planning, succession plan exists for every key executive position in the Company. Specific individuals have been identified as candidates to replace key positions, including the Chief Executive Officer and his direct report's, in case of sudden departure of a key executive, for any reason.

The Human Resources Committee reviews and reports to the board on organizational structure and management succession planning matters. It reviews and monitors executive performance and development programs.

The Human Resources Committee met six times during the last financial year.

Environmental Committee

The Environmental Committee is responsible for reviewing and making recommendations and reports to the Board of Directors relating to the policies, standards, practices and programs of the Company on matters relating to the environment.

The Environmental Committee met four times during the last financial year.

Pension Fund Advisory Committee

The Pension Fund Advisory Committee is responsible for monitoring compliance with the Company's conflict of interest policy. This committee also monitors the investment performance of the trust funds for the Company's retirement plans and compliance with applicable legislation and investment policies.

The Pension Fund Advisory Committee met six times during the last financial year.

The Board of Directors has explicitly assumed responsibility for the following duties and objectives:

- Adoption of a strategic planning process
- Identification and management of principal risks and opportunities
- Selection of candidates to the Board of Directors
- Selection of management
- Succession planning, training and performance of senior management
- Communications Policy
- Integrity of Internal Control and Management Information Systems
- Independence of the Board of Directors from management

Management's Discussion and Analysis

The Management's Discussion and Analysis (MD&A) section provides a review of the significant developments and issues that influenced Tembec Inc.'s financial performance during the fiscal year ended September 28, 2002 as compared to the fiscal year ended September 29, 2001. All references to quarterly or Company information relate to Tembec Inc.'s fiscal quarters. "EBITDA" refers to earnings before interest, income taxes, depreciation and amortization, unusual items and minority interests.

The MD&A contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause the actual results of the Company to be materially different from those expressed or implied by such forward-looking statements. Such items include, among others: general economic and business conditions; product selling prices; raw material and operating costs; changes in foreign currency exchange rates and other factors referenced herein and in the Company's continuous disclosure filings.

Throughout the MD&A, "Tembec" or "Company" means Tembec Inc. and its consolidated subsidiaries and investments. "AV Cell" refers to the Company's 50% participation in AV Cell Inc. which operates a dissolving pulp mill located in Atholville, New Brunswick. "Marathon" refers to its 50% participation in Marathon Pulp Inc., which operates a northern bleached softwood kraft (NBSK) pulp mill in Marathon, Ontario. "Temlam" refers to the Company's 50% participation in Temlam Inc., which operates a laminated veneer lumber (LVL) plant in Ville-Marie, Québec and wood I-beam manufacturing plants in Calgary, Alberta, Bolton, Ontario and Blainville, Québec. "Temrex" refers to the Company's 50% participation in Produits Forestiers Temrex Limited Partnership, which operates two sawmills in the Gaspé region of Québec. These investments are accounted for by the proportionate consolidation method.

Tembec's operations consist of five reportable business segments: Forest Products, Pulp, Paper, Paperboard and Chemicals. On September 28, 2002 Tembec had approximately 10,000 employees and operated manufacturing facilities in New Brunswick, Québec, Ontario, Manitoba, British Columbia, the State of Louisiana and Southern France. Principal facilities are described in each of the reportable business segments

In October 2000, the Company acquired two pulp mills from the LaRochette Group. Both mills are located in Southern France. The Tarascon mill produces softwood kraft pulp and the Saint-Gaudens pulp mill produces hardwood kraft pulp. The financial results of both mills have been consolidated for the last 11 months of fiscal 2001 and for all 12 months of fiscal 2002.

In late December 2000, the Company acquired all of the shares of A.R.C. Resins International Corporation (ARC), a formaldehyde and resin adhesives producer with manufacturing facilities located in Longueuil, Québec. The financial results of ARC have been consolidated for the last nine months of fiscal 2001 and for all 12 months of fiscal 2002.

In March 2001, the Company acquired a 50% interest in Excel Forest Products Limited (Excel), which operates a Spruce, Pine, Fir (SPF) sawmill in Opasatika, Ontario. The Company also obtained an option to purchase the remaining 50%. Since the Company assumed effective control of Excel, its financial results have been fully consolidated in the Company's financial statements for the last six months of fiscal 2001 and for all 12 months of fiscal 2002.

In June 2001, the Company acquired all of the assets of Duratex Hardwood Flooring Inc., which operates a hardwood flooring pre-finishing plant in Toronto, Ontario. The financial results have been fully consolidated for the last three months of fiscal 2001 and for all 12 months of fiscal 2002.

In June 2001, the Company purchased the assets of the St. Francisville, Louisiana paper mill (St. Francisville) from Crown Paper Co. The facility produces coated papers, bleached board and specialty kraft papers. The financial results of St. Francisville have been fully consolidated for the last three months of fiscal 2001 and for all 12 months of fiscal 2002.

In August 2001, the Company formed the Temlam 50/50 joint venture to develop the engineered wood business. As part of the transaction, the Company sold its laminated veneer lumber (LVL) facility located in Ville-Marie, Québec to Temlam Inc. The joint venture then purchased the assets of Jager Building Systems (Jager), which included wood I-beam manufacturing plants in Calgary, Alberta, Bolton, Ontario and Blainville, Québec and a metal stamping plant in Bolton, Ontario. The financial results of the LVL facility have been fully consolidated for the first ten months of fiscal 2001. Temlam has been proportionally consolidated for the last two months of fiscal 2001 and for all 12 months of fiscal 2002.

On November 5, 2001, the Company purchased the shares of Davidson Industries Inc., which operates a hardwood sawmill and a pine sawmill in Davidson, Québec and a pine sawmill in Woodsville, New Hampshire. The financial results have been fully consolidated in the Company's financial statements for all 12 months of fiscal 2002.

On April 5, 2002, the Company formed the Temrex 50/50 joint venture to consolidate woodlands and sawmill operations in the Gaspé region of the province of Québec. As part of the transaction, the Company sold its sawmill located in Nouvelle, Québec to Temrex. The joint venture also purchased the Saint-Alphonse sawmill from the other partner. The financial results of the Nouvelle sawmill facility have been fully consolidated for all of fiscal 2001 and the first six months of fiscal 2002. Temrex has been proportionally consolidated for the last six months of fiscal 2002.

Details of these transactions are outlined in the "Acquisitions and Investments" section of the MD&A.

Overview

FINANCIAL SUMMARY
$ millions

	1998	1999	2000	2001	**2002**
Consolidated Gross Sales	1,605.2	1,883.5	2,598.1	2,990.8	**3,391.0**
Net Sales	1,422.9	1,672.5	2,320.8	2,657.4	**2,976.8**
EBITDA	334.5	362.5	555.0	473.5	**275.5**
EBITDA margin	23.5%	21.7%	23.9%	17.8%	**9.3%**
Net earnings (loss)	59.4	25.3	211.5	77.9	**(158.5)**
Identifiable Assets (excluding cash)	2,288.8	2,487.6	3,004.4	3,880.4	**3,878.8**

The increase in consolidated gross sales of $400.2 million in 2002 was due to increased shipment volumes in all of the Company's business segments. The increase would have been even greater if not for the drop in selling prices experienced in two of our major business segments, Pulp and Paper.

EBITDA margins declined below 10% for the first time since 1993. Fiscal 2002 represented the first time that the Company has simultaneously experienced weak pricing and margins in its three major segments, Forest Products, Pulp and Paper.

In March 2002, the Company issued US$350.0 million of 7.75% Senior Notes due 2012. The Company used approximately US$271.1 million of the net proceeds to call US$250.0 million 9.875% Senior Notes due 2005, including a call premium of 3.292% and accrued interest from the last interest payment date. The early redemption of the 9.875% notes generated a non-cash charge of $38.5 million relating to the write-off of deferred foreign exchange losses and financing costs as well as a further charge of $13.1 million pertaining to the payment of the 3.292% call premium, for a total of $51.6 million. The net after-tax impact of these charges was $40.0 million or $0.46 per share.

During the last quarter of fiscal 2002, the Company incurred a non-recurring unusual charge of $7.8 million relating to costs associated with the modernization of its sawmills in Northern Ontario. The charge includes $6.1 million relating to the write-down of fixed assets removed from service and $1.7 million for early retirement and employee reduction programs. The net after-tax impact of these charges was $5.3 million or $0.06 per share.

The total pre-tax impact of these two unusual items in fiscal 2002 was $59.4 million. They increased the annual net loss by $45.3 million or $0.52 per share. There were no unusual items in the prior year.

On October 1, 2000, the Company adopted the new accounting standards relating to income taxes and employee future benefits, as required under Canadian Generally Accepted Accounting Principles. The Company increased future income taxes by $11.9 million and reduced retained earnings by the same amount to recognize the cumulative effect of the new income tax accounting standards. On the same date the Company recorded an after-tax charge to retained earnings of $32.6 million to recognize the change in the Company's obligation for employee future benefits under the new accounting standards. The change was applied retroactively without restating the financial statements of prior periods. In accordance with the new accounting standard relating to income taxes, the fiscal 2001 income tax expense was reduced by $16.3 million as a result of a decrease in future income tax liabilities due to a reduction in enacted provincial tax rates.

For the year ended September 28, 2002, the Company generated a net loss before unusual items of $113.2 million or $1.32 per share compared to net income of $77.9 million or $0.95 per share in fiscal 2001. As noted above, reduced earnings in the Pulp and Paper segments accounted for the decline in overall profitability. Including the aforementioned unusual items, the total year net loss was $158.5 million or $1.84 per share.

SALES
$ millions

	2001	2002	Total Variance	Price Variance	Volume Variance
Forest Products	951.1	1,139.3	188.2	47.6	140.6
Pulp	1,276.3	1,301.7	25.4	(173.7)	199.1
Paper	701.5	876.1	174.6	(123.6)	298.2
Paperboard	193.4	201.7	8.3	(6.7)	15.0
Chemicals & Other	112.0	128.6	16.6	(1.1)	17.7
Total Sales	3,234.3	3,647.4	413.1	(257.5)	670.6
Internal Sales	(243.5)	(256.4)			
Consolidated Gross Sales	2,990.8	3,391.0			

Consolidated gross sales increased by 13% over the prior year, the 12th consecutive year of annual sales increases. The increase was driven by additional volumes in all the Company's reportable segments. The higher shipment volumes resulted primarily from acquisitions made in the prior year but for which fiscal 2002 represents the first full year of ownership. The increase would have been significantly greater if not for lower prices in the areas of pulp and paper. During the year, average selling prices were assisted by a slightly weaker Canadian dollar. The average exchange rate was $0.636 in 2002 versus $0.651 in 2001. In terms of geographical distribution the U.S. remained the Company's principal market with 50% of consolidated sales in fiscal 2002, up from 48% in the prior year. Canadian sales represented 19% of consolidated sales a small decrease from 20% in the prior year. Sales outside of the U.S. and Canada represented the remaining 31% in fiscal 2002, down from 32% in the prior year.

Forest Products segment total sales increased by $188.2 million because of higher volumes of Specialty and Engineered Wood combined with higher SPF lumber prices.

The Pulp segment volumes were significantly higher in fiscal 2002 as the Company's ten mills took virtually no market related downtime, a significant change from 2001 when operations took 161,500 tonnes of market related downtime. However, lower prices offset most of the increase as the Company experienced a more difficult pricing environment for all of its grades of pulp.

Sales for the Paper segment reached a record high $876.1 million, an increase of $174.6 million over 2001. Coated and specialty paper sales volumes increased substantially with the consolidation of the St. Francisville paper mill for all fiscal 2002 as opposed to only 3 months in the prior year. This was partially offset by lower selling prices for all grades of paper.

Internal sales are primarily related to wood chips supplied by the Forest Products segment to the Company's pulp and paper facilities. In addition, the Pulp Group supplies high yield and kraft pulps to the Paperboard operation and smaller quantities to other mills.

EBITDA
$ millions

	1998	1999	2000	2001	**2002**
Forest Products	101.2	126.6	89.6	46.2	**70.8**
Pulp	57.4	74.7	329.9	209.8	**96.4**
Paper	158.1	134.8	117.2	198.6	**72.1**
Paperboard	14.5	19.7	10.4	8.1	**21.5**
Chemicals & Other	3.3	6.7	7.9	10.8	**14.7**
	334.5	362.5	555.0	473.5	**275.5**

Forest Products EBITDA increased by $24.6 million. Higher prices for SPF lumber were partially offset by higher manufacturing costs and an increase in the amount of duty charges relating to softwood lumber shipments to the U.S. Despite the improvement, Forest Products segment margins remained weak at 8.5%, well below the 14% average of the last 5 years. The Pulp Group experienced a $113.4 million decline in EBITDA. Fiscal 2002 effectively represented a trough pricing year, with margins declining to 8.8%, well below the five year average of 18.4%. Our third major business segment, Paper, saw EBITDA decline by $126.5 million, as a result of significantly lower newsprint and coated paper prices. Fiscal 2002 will likely turn out to be a trough pricing year for this business segment as well, with margins dropping below 10%, as compared to a five-year average of 28.4%.

Depreciation and amortization increased by $24.6 million. The acquisition of the St. Francisville paper mill accounted for $21.7 million of the increase. The balance is due to other smaller acquisitions and new fixed assets put in service.

INTEREST, FOREIGN EXCHANGE AND OTHER
$ millions

	2001	2002
Interest on indebtedness	129.2	162.1
Premium paid on early redemption of debt	–	2.4
Interest income	(8.4)	(7.1)
Investment income	(9.7)	–
Capitalized interest	(7.4)	(0.5)
Amortization of deferred financing costs	6.9	6.6
Foreign Exchange:		
Contract losses	57.6	53.8
Gain on restatement of non-C$ monetary assets	(12.4)	(1.3)
Gain on consolidation of foreign integrated subsidiaries	(2.7)	(5.9)
Amortization of deferred exchange losses	10.2	11.2
Gain on newsprint commodity contracts & lumber futures	(1.4)	(4.5)
Bank charges and other items	5.3	4.6
	167.2	221.4

Interest on indebtedness increased by $32.9 million over fiscal 2001. During fiscal 2001, the Company issued U.S. $500 million of 8.5% Senior Notes to fund the majority of its acquisitions. Since the notes were outstanding for only part of the year, the full impact of the increased interest expense was only felt in fiscal 2002. Average total debt was $430.4 million higher in fiscal 2002 versus the prior year.

During fiscal 2001, the Company realized a net gain of $9.7 million on the purchase and sale of shares of a Canadian publicly traded forest products company. The shares had been acquired as a "toe hold" and the Company had retained advisors to assist with the potential acquisition. Ultimately, the Company was not successful in acquiring the company and the shares were sold.

During fiscal 2002, the Company capitalized only $0.5 million of interest expense, down from $7.4 million in 2001. In the prior year, the Company completed several large capital projects. In 2002, capital expenditures on large projects were significantly reduced in line with the Company's objective of maintaining high liquidity and limiting capital expenditures during difficult market conditions.

Foreign exchange contract losses decreased by $3.8 million in 2002. Although the continued weakness of the Canadian dollar versus the U.S. dollar had a negative impact, the strengthening of the Euro vis-à-vis the U.S. dollar more than offset this. Our US$/Euro program generated a gain of $14.5 million in fiscal 2002, up from $6.7 million in the prior year. Details of our currency hedging program are noted in the "Risks and Uncertainties" section of the MD&A. The Company's current contract position is outlined in Note 19 of the audited consolidated financial statements.

The restatement of non Canadian dollar monetary assets, primarily U.S. dollar trade receivables, reduced 2001 financing expense by $12.4 million as the Canadian dollar ended the year down 5% versus the U.S. dollar. In fiscal 2002, the gain was considerably less as the Canadian dollar ended the year at approximately the same level from which it started.

Total Consolidated Gross Sales ($ millions)


4000
3000
2000
1000
0
1,605.2
1,883.5
2,598.1
2,990.8
3,391.0
1998
1999
2000
2001
2002

Consolidated Gross Sales by Segment


Chemicals - 3%
Paperboard - 7%
Forest Products - 27%
Paper - 23%
Pulp - 40%
2001
Chemicals - 3%
Paperboard - 6%
Forest Products - 29%
Paper - 26%
Pulp - 36%
2002

Financial Performance


600
500
400
300
200
100
0
30%
25%
20%
15%
10%
5%
0%
334.5
362.5
555.0
473.5
275.5
1998
1999
2000
2001
2002
EBITDA $ millions (left scale)
EBITDA % Net Sales (right scale)

EBITDA by Segment


Paperboard - 2%
Chemicals - 2%
Forest Products - 10%
Paper - 42%
Pulp - 44%
2001
Paperboard - 8%
Chemicals - 5%
Forest Products - 26%
Paper - 26%
Pulp - 35%
2002

Forest Products

FOREST PRODUCTS $ millions	1998	1999	2000	2001	2002
Total Gross Sales	637.3	755.8	918.3	951.1	1,139.3
Consolidated Gross Sales	527.6	641.6	797.8	795.3	966.5
Net Sales	473.5	575.1	711.8	684.8	831.8
EBITDA	101.2	126.6	89.6	46.2	70.8
EBITDA margin	21.4%	22.0%	12.6%	6.7%	8.5%
Identifiable Assets (excluding cash)	494.4	617.7	656.2	735.3	752.4

The Forest Products segment is divided into two main areas of activity: Forest resource management and manufacturing operations.

The Forest Resource Management Group is responsible for managing all of the Company's Canadian forestry operations. This includes the harvesting of timber, either directly or by contractual agreements, and all silviculture and regeneration work required to ensure a sustainable supply for all of the manufacturing units. The group is also responsible for third party timber purchases, which are required to supplement total requirements. The group's main objective is the optimization of the flow of timber into various manufacturing units. As approximately 80% of the Company's forest activity in Canada is conducted on Crown Lands, the Forest Resource Management group works closely with provincial governments to ensure harvesting plans and operations comply with established regulations and that stumpage charged by the provinces is reasonable and reflects the fair value of the timber being harvested. During fiscal 2002, the Company harvested and delivered 6.0 million cubic meters of timber on Crown Land versus 5.2 million cubic meters in 2001. Additional supply of approximately 1.6 million cubic meters was secured mainly through purchases and exchanges with third parties, compared to the 1.9 million cubic meters in the prior year.

The Forest Products Group includes operations located in Québec, Ontario, Alberta, British Columbia and New Hampshire. The group focuses on three main product areas: SPF Lumber and Panels, Specialty Wood and Engineered Wood. The following table summarizes the normal operating levels of each facility by main area of activity and specific product:

SPF Lumber & Panels	Mfbm
Stud Lumber – Taschereau / La Sarre , QC (1)	180,000
Random Lumber – Béarn, QC	110,000
Random Lumber – Nouvelle, QC (2)	45,000
Random Lumber – Saint-Alphonse, QC (2)	35,000
Stud Lumber – Kirkland Lake, ON	65,000
Random Lumber – Timmins, ON	145,000
Stud Lumber – Cochrane, ON	135,000
Stud Lumber – Kapuskasing, ON	100,000
Random Lumber – Opasatika, ON	80,000
Random Lumber – Hearst, ON	135,000
Random Lumber – Elko, BC	160,000
Random Lumber – Canal Flats, BC	130,000
Random Lumber – Cranbrook, BC (3)	130,000
Finger Joint Lumber – Cranbrook, BC	50,000
	1,500,000
	Million Ft^2 (1/16" basis)
OSB – Saint Georges, QC	1,700

Specialty Wood	Mfbm
Pine and Hardwood Lumber – Davidson, QC	60,000
Pine Lumber – Woodsville, NH	30,000
Pine and Hardwood Lumber – Mattawa, ON	30,000
Pine and Hardwood Lumber – Témiscaming, QC	15,000
Hardwood Lumber – Huntsville, ON	18,000
Hardwood Flooring – Huntsville, ON	18,000
Pre-Finished Hardwood Flooring – Toronto, ON	10,000
Remanufactured Lumber – Brantford, ON	100,000
	281,000

Engineered Wood	Thousand Ft^3
Laminated Veneer Lumber (LVL) – Ville-Marie, QC (4)	450
	Mfbm
Engineered Finger Joint Lumber – La Sarre, QC	50,000
	Thousand Linear Ft
Wood I-Beam – Blainville, QC (4)	5,000
Wood I-Beam – Bolton, ON (4)	22,500
Wood I-Beam – Calgary, AB (4)	12,000
	39,500
	Million Lbs
Metal Plates and Webs – Bolton, ON (4)	22.0

(1) Sites are operated as a combined entity.
(2) Volumes reflect 50% of the actual plant capacity as the unit is part of the Temrex joint venture.
(3) Dries and planes lumber sawn at the Elko and Canal Flats sawmills.
(4) Volumes reflect 50% of the actual plant capacity as the unit is part of the Temlam joint venture.

The segment is dominated by SPF lumber, which represented 63% of building material sales in fiscal 2002, down from 70% in the prior year. In March 2001, the Company acquired a random length SPF sawmill in Opasatika, Ontario (Excel Forest Products). Group 2002 sales include $30.5 million from this facility as compared to $16.3 million during the last 6 months of the prior year.

Specialty Wood sales also increased due to acquisitions. Hardwood and pine lumber sales increased by $65.0 million over the prior year as a result of the acquisition of the two Davidson sawmills. The acquisition in June 2001 of a hardwood flooring pre-finishing plant in Toronto, Ontario increased by $18.8 million over the prior year. Overall, Specialty Wood represented 24% of building material sales in fiscal 2002, up from 18% in the prior year.

The Engineered Wood business changed significantly with Temlam's acquisition of Jager Building Systems in August 2001. Sales of wood I-beams and rim joists increased by $26.9 million as the Company proportionately consolidated 50% of Jager for all of fiscal 2002 versus only 2 months in the prior year. Engineered Wood represented 7% of building material sales in fiscal 2002, up from 5% in 2001.

In addition to the above, the Forest Products Group produced and shipped approximately 2.1 million tonnes of wood chips in fiscal 2002, 84% of which were directed to the Company's pulp and paper operations. In 2001, the group produced 1.8 million tonnes and also shipped 84% of this volume to the pulp and paper mills. The internal transfer price of wood chips is set annually based on current and expected market transaction prices.

	Sales ($ millions)		Shipments (000 units)		Selling Prices ($ / unit)	
	2001	2002	2001	2002	2001	2002
SPF Lumber & Panels						
SPF Lumber (Mfbm) (1) (2) (3)	514.9	551.9	1,233.3	1,206.9	418	457
OSB (Msf – 1/16")	55.4	54.1	1,564.0	1,547.6	35	35
	570.3	606.0				
Specialty Wood						
Hardwood and Pine (Mfbm) (4)	41.8	106.6	50.7	125.8	749	847
Hardwood Flooring (Mfbm) (5)	41.7	67.7	14.0	21.5	2,967	3,149
Remanufactured Lumber (Mfbm)	46.3	37.8	91.2	84.8	502	446
	129.8	212.1				
Engineered Wood						
LVL (cubic feet) (6)	16.9	13.2	759.3	555.0	22	24
Eng. Finger Joint Lumber (Mfbm)	11.8	4.7	21.5	9.1	549	516
Wood I-Beams and Rim Joists (Linear Ft) (7)	4.9	31.4	3,380	21,579	1.42	1.46
Metal Plates & Webs (Lbs) (7)	1.6	8.3	1,860	9,593	0.86	0.87
	35.2	57.6				
Total Building Materials	735.3	875.7				
Wood Chip & Other Sales	215.8	263.6				
Total Sales	951.1	1,139.3				
Internal Wood Chip & Other Sales	(155.8)	(172.8)				
Consolidated Gross Sales	795.3	966.5				

(1) Includes Opasatika, ON sawmill for the last six months of fiscal 2001 and all of fiscal 2002.
(2) Includes 100% of Nouvelle, QC sawmill for all of fiscal 2001 and first six months of fiscal 2002. 50% thereafter.
(3) Includes 50% of the Saint-Alphonse, QC sawmill for the last six months of fiscal 2002.
(4) Includes Davidson, QC and Woodsville, NH sawmills for all of fiscal 2002.
(5) Includes hardwood flooring pre-finishing plant for the last three months of fiscal 2001 and all of fiscal 2002.
(6) Includes 100% Ville-Marie, QC LVL plant for the first ten months of fiscal 2001 and 50% thereafter.
(7) Includes 50% of Jager Building Systems for the last two months of fiscal 2001 and all of fiscal 2002.

Total gross sales for this segment reached a new record high of $1,139.3 million, an increase of $188.2 million over the prior year. Sales of building materials increased by $142.4 million, driven primarily by higher volumes of Specialty and Engineered Wood combined with better SPF lumber prices. The balance of the increase was due to higher volumes and selling prices for wood chips and logs, which are primarily internal sales. Overall, the Forest Products segment generated 29% of total Company consolidated gross sales, up from 27% in the prior year. As was the case in 2001, virtually all sales occurred in North America.

Markets

The benchmark random length Western SPF lumber net price averaged US$243 per Mfbm in 2002, a small decrease from US$245 per Mfbm in 2001. In the East, the random length Eastern SPF average lumber price (delivered Great Lakes) increased slightly from US$338 per Mfbm to US$339 per Mfbm in 2002. The Company considers these to be relatively low levels, approximately US$25 to US$30 below normal trendline prices for lumber. This weak pricing does not correlate with the favourable interest rate environment currently being experienced in North America and the strong lumber demand as evidenced by U.S. annual housing starts in excess of 1.6 million units. It is the Company's view that the current lumber trade dispute between Canadian and U.S. producers is undercutting normal market forces.

It has now been 18 months since the five year Canada-US Softwood Lumber Agreement (SLA) expired on April 1, 2001. However, the market distortion that it caused and resulting additional capacity which it fostered remain with us. On April 2, 2001, petitions for the imposition of antidumping and countervailing duties on softwood lumber to the U.S. were filed with the U.S. Department of Commerce (USDOC) and the U.S. International Trade Commission (USITC) by certain U.S. industry and trade groups. In August 2001, the USDOC made a preliminary countervailing duty determination, imposing a bonding rate of 19.31% on Canadian softwood lumber shipped to the U.S. after August 16, 2001. During fiscal 2001, the Company accrued a total of $10.8 million for countervailing duty for the period from August 17 to September 29, 2001. There was no antidumping duty in fiscal 2001.

The preliminary countervailing duty continued in fiscal 2002 as the Company accrued a further $11.0 million on lumber shipments to the U.S. from September 30 to December 15, 2001. Preliminary countervailing duty effectively expired on the latter date. In addition, on October 31, 2001, the USDOC made a preliminary antidumping determination imposing a bonding requirement at the rate of 10.76% on the Company's shipments of Canadian softwood lumber to the U.S. The aforementioned average rate was assigned specifically to the Company based on the USDOC review of our actual historical shipments to the U.S. During the first half of fiscal 2002, the Company accrued a total of $9.7 million relating to shipments to the U.S. between November 6, 2001 and March 30, 2002.

On March 22, 2002, the USDOC announced its final determination in the countervailing and antidumping investigations. The countervailing rate was adjusted from 19.31% to 19.34% and subsequently corrected for ministerial errors to 18.79%. The Company's antidumping rate was adjusted from 10.76% to 12.04% and subsequently corrected to 10.21% for ministerial errors.

On May 16, 2002, the USITC announced it had found no current injury, but a threat of injury, to the U.S. lumber industry, effectively removing the requirement to remit the $21.8 million of accrued preliminary countervailing duty and the $9.7 million of accrued preliminary antidumping duty. In the June quarter, the Company reversed accruals totalling $31.5 million relating to the above items. The bonds posted to cover the liability were also cancelled.

The finding of threat of injury by USITC resulted in the USDOC issuing an order to collect cash deposits of estimated countervailing and antidumping duties on a going forward basis. Effective May 22, 2002, the Company's softwood lumber exports to the U.S. have been subject to a countervailing duty cash deposit rate of 18.79% and an antidumping cash deposit rate of 10.21%. To the end of fiscal 2002, the Company incurred a charge of $18.2 million relating to countervailing duty deposits and a charge of $10.1 million relating to antidumping duty deposits for lumber shipped to the U.S. between May 22, 2002 and September 28, 2002. The Company is currently remitting cash deposits to cover the applicable estimated duties.

Overall, the net impact of duties in fiscal 2002 was a charge of $17.5 million, up from $10.8 million in the prior year. The expense for countervailing and antidumping duties is recorded as sales deductions in the Company's financial statements, thereby reducing consolidated net sales and Forest Products net sales in segmented information. Additional details are outlined in Note 13 of the audited financial statements.

Operations

The volume of SPF lumber sold decreased by 2% compared to 2001. In light of the ongoing trade issues with the U.S., the Company is taking the necessary steps to proactively manage its product mix to minimize the impact of lumber export duties. Concurrently, the Company continued with its program to improve the value mix of the products its manufactures and sells. These efforts, combined with certain sawmill process improvements are the primary reason that the average price of the Company's SPF lumber shipments increased by $39 per Mfbm over the prior year, whereas the benchmark grades did not increase. However, this improvement was not achieved without some pain, as the average cash cost of SPF lumber increased by $10 per Mfbm.

Overall, EBITDA increased by $24.6 million. The higher SPF revenues were partially offset by higher SPF costs and the $6.7 million increase in lumber export duties noted previously. The Forest Products segment generated approximately 26% of total Company EBITDA in fiscal 2002, up from 10% in the prior year.

Quarterly Prices – Eastern SPF Delivered (US$ per Mfbm)


500
400
300
200
100
0
220
219
274
286
247
280
292
277
1
2
3
4
1
2
3
4
2001
2002
Tembec Average
KD Std & Better Del. Great Lakes
KD Stud Del. Great Lakes

Quarterly Prices – Western SPF Mill Net (US$ per Mfbm)


500
400
300
200
100
0
271
261
342
327
287
311
328
302
1
2
3
4
1
2
3
4
2001
2002
Tembec Average
Western SPF KD Std & Better

Pulp

Pulp $ millions	1998	1999	2000	2001	2002
Total Gross Sales	502.4	622.7	1,157.1	1,276.3	**1,301.7**
Consolidated Gross Sales	447.9	562.6	1,073.8	1,202.9	**1,228.2**
Net Sales	387.6	492.9	966.2	1,084.4	**1,091.1**
EBITDA	57.4	74.7	329.9	209.8	**96.4**
EBITDA margin	14.8%	15.2%	34.1%	19.3%	**8.8%**
Identifiable Assets (excluding cash)	845.5	989.8	1,328.7	1,599.8	**1,600.7**

The Pulp Group consists of ten market pulp manufacturing facilities operating at nine sites. The facilities are divided into two main types. Paper pulp mills produce softwood kraft, hardwood kraft and high yield pulps. Specialty pulp mills produce specialty cellulose, fluff and dissolving pulps. Eight of the pulp mills are wholly-owned and the Company has a 50% joint venture position in the Marathon, Ontario softwood kraft pulp mill and in the Atholville, New Brunswick dissolving pulp mill. All of the Company's financial and statistical data include only its proportionate share of these two mills. The Company does however have responsibility for marketing the entire output of the two joint ventures. The Company's partner in the AV Cell joint venture is the Aditya Birla Group of India, which effectively purchases the entire output of the mill at market prices. On October 7, 2002, the Company acquired the assets of the Chetwynd high yield pulp mill for the nominal sum of $1. The mill, located in northern British Columbia, has been idle since April 2001. The Company intends to spend approximately $20 million in process and equipment modifications and expects to restart the mill in early calendar 2003. The following table summarizes the products and current annual capacity of each facility by main type:

Paper Pulps	Tonnes
Softwood Kraft – Skookumchuck, BC	270,000
Softwood Kraft – Smooth Rock Falls, ON	210,000
Softwood Kraft – Marathon, ON (50% of current annual capacity)	92,500
Softwood Kraft – Tarascon, France	260,000
Hardwood Kraft – Saint-Gaudens, France	300,000
Hardwood High Yield – Témiscaming, QC	285,000
Hardwood High Yield – Matane, QC	215,000
Hardwood High Yield – Chetwynd, BC	215,000
	1,847,500

Specialty Pulps	
Specialty Cellulose – Témiscaming, QC	165,000
Fluff – Tartas, France	160,000
Dissolving – Atholville, NB (50% of current annual capacity)	55,000
	380,000

Total Pulp	**2,227,500**

Additional mills were added in fiscal 2001, with the purchase of the Tarascon and Saint-Gaudens kraft pulp mills in France. It is anticipated that the recently acquired Chetwynd high yield pulp will produce approximately 90,000 tonnes during fiscal 2003.

Total sales for the Pulp Group reached a record high of $1,301.7 million, an increase of $25.4 million over the prior year. The increase would have been significantly higher if not for the drop in selling prices. The Company experienced lower prices in all grades of pulp, reducing revenues by $173.7 million. Total volume shipped more than offset this decline as the Company sold an additional 309,900 tonnes of pulp in fiscal 2002, up 19% from the prior year. After eliminating internal sales, the pulp group generated 36% of consolidated gross sales, a decrease from 40% in the prior year.

Markets

The Pulp segment is more "global" than the other business groups within Tembec. In 2002, 78% of consolidated gross sales were generated outside of Canada and the United States, compared to 73% in 2001. The Company markets its pulp on a world-wide basis, primarily through its own sales force. The Pulp Group maintains sales or representative offices in Toronto, Canada; Signy/Nyon, Switzerland; Beijing, China; Seoul, South Korea and Tokyo, Japan. The Company's sales force also markets pulp produced by third parties. In fiscal 2002, agency pulp sales totalled 8,500 tonnes compared to 147,500 tonnes in 2001. The weaker market conditions led to a production curtailment for our largest third party producer.

Year over year, average selling prices declined by $117 per tonne continuing the downward trend which started in 2001, when average prices dropped $88 per tonne. The benchmark NBSK pulp price (delivered U.S.) stood at US$710 per tonne at the beginning of fiscal 2001. We then experienced a gradual 18-month decline culminating in published trough pricing of US$460 per tonne in April 2002, a level not seen since March 1996. The only positive element during the period was that producers exercised more production discipline, keeping North American and Scandinavian (Norscan) inventories in the 1.5 million tonne range. In the previous 1996 trough period, inventories had reached nearly 2.6 million tonnes. In last year's MD&A, we had expressed a view that we might see a relatively quick recovery in pulp demand and pricing during fiscal 2002. As the year unfolded, demand did improve allowing our mills to essentially run full. However, pricing has been slower to recover, with the benchmark NBSK grade increasing to US$510 per tonne in the last quarter of fiscal 2002. Another recent, positive development is the strengthening of the Euro vis-à-vis the US dollar, reducing the effective cost for European purchasers of market pulp.

	Sales ($ millions)		Shipments (000 units)		Selling Prices ($ / unit)	
	2001	2002	2001	2002	2001	2002
Paper Pulps						
Softwood Kraft [(1)]	502.5	511.0	632.4	766.7	794	666
Hardwood Kraft [(2)]	183.6	184.1	269.7	293.5	681	627
High Yield	237.1	283.5	360.4	496.9	658	571
Specialty Pulps	346.5	314.4	337.0	352.3	1,028	892
Total Pulp Sales	1,269.7	1,293.0	1,599.5	1,909.4	794	677
Other Sales	6.6	8.7				
Total Sales	1,276.3	1,301.7				
Internal Sales	(73.4)	(73.5)				
Consolidated Gross Sales	1,202.9	1,228.2				

(1) Includes Tarascon for the last 11 months of fiscal 2001 and all of fiscal 2002.
(2) Includes Saint-Gaudens for the last 11 months of fiscal 2001 and all of fiscal 2002.

Operations

Total shipments in fiscal 2002 increased by 309,900 tonnes over the prior year. Paper pulp volume increased by 294,600 tonnes. The Tarascon and Saint-Gaudens paper pulp mills were only consolidated for 11 months in the prior year. As a result, shipments in 2002 were higher by 65,800 tonnes. The bulk of the increase results primarily from higher operating efficiencies. In fiscal 2001, the Pulp Group undertook 161,500 tonnes of market related downtime compared to only 4,100 tonnes in all of fiscal 2002. The higher efficiencies also helped the group reduce its average delivered cash cost by approximately $30 per tonne over the prior year.

Despite the reduced amount of downtime taken in fiscal 2002, the Company remained mindful of allowing its inventories to increase beyond normal levels. Total consolidated pulp inventories at September 28, 2002 were 148,700 tonnes, representing approximately 25 days of production. This represents a small increase over 2001 when we ended the year with 126,600 tonnes or 22 days of production in inventory.

Total 2002 shipments of 1,909,400 tonnes include 56,200 tonnes of Temcell® high yield and 40,900 tonnes of softwood kraft consumed by the Company's paperboard operations as compared to 56,200 tonnes and 37,800 respectively in the prior year. As well, 15,700 tonnes of pulp were consumed internally by various other pulp and paper operations, up from 8,900 tonnes in 2001. In all, internal pulp consumption represented approximately 6% of total shipments, unchanged from the prior year.

The seven North American pulp mills consumed approximately 2.1 million bone dry tonnes of wood chips in fiscal 2002, up from 1.9 million tonnes in the prior year. Of this amount, approximately 49% were supplied by the Forest Products Group. This represents a small decrease over the prior year when 52% were supplied internally. The remaining requirements were purchased from third parties under contracts and agreements of various duration. The three pulp mills located in southern France consumed 1.5 million bone dry tonnes of wood chips in fiscal 2002, up from 1.4 million bone dry tonnes in 2001. The fibre is sourced from many private landowners.

Overall, lower manufacturing costs were only able to partially offset the significant decline in average selling prices. EBITDA declined by $113.4 million and EBITDA margins dropped from 19.3% to 8.8%. As a result, the Pulp Group generated 35% of total Company EBITDA, down from 44% in the prior year.


Quarterly Prices –
(US $ per tonne)
800
700
600
500
400
300
650
571
470
433
428
413
433
465
1
2
3
4
1
2
3
4
2001
2002
☐ Tembec Average – All Grades
– NBSK Published Price


Quarterly EBITDA per tonne –
(C$ per tonne)
400
300
200
100
0
-100
1
2
3
4
1
2
3
4
2001
2002
– Paper Pulps
– Specialty Pulps

Paper

PAPER $ millions	1998	1999	2000	2001	2002
Consolidated Gross Sales	425.4	447.6	482.4	701.5	**876.1**
Net Sales	385.0	403.6	435.8	638.6	**777.8**
EBITDA	158.1	134.8	117.2	198.6	**72.1**
EBITDA margin	41.1%	33.4%	26.9%	31.1%	**9.3%**
Identifiable Assets (excluding cash)	566.5	526.6	644.5	1,052.0	**1,028.2**

The Paper segment currently includes four paper manufacturing facilities with a total of 12 paper machines. The Spruce Falls mill located in Kapuskasing, Ontario produces newsprint and uncoated groundwood (UCGW) papers. The Pine Falls, Manitoba mill produces newsprint. The facility located in Saint-Raymond, Québec produces machine finished coated paper (MFC) and high brightness UCGW papers. In June 2001, the Company acquired a paper mill in St. Francisville, Louisiana. The facility produces coated and specialty papers. The following table summarizes the products and current annual capacity of each facility by main type:

Newsprint & Uncoated Groundwood Papers	Tonnes
Newsprint – Kapuskasing, ON	400,000
Newsprint – Pine Falls, MB	180,000
High-Brite – Saint-Raymond, QC	23,000
	603,000

Coated Papers	
Coated No 4 and 5 – St. Francisville, LA	280,000
Machine Finished Coated – Saint-Raymond, QC	44,000
	324,000

Specialty Papers	
Uncoated Bleached Board – St. Francisville, LA	80,000
Specialty Kraft Paper – St. Francisville, LA	27,000
	107,000

Total Paper	1,034,000

Although the above table shows all capacities in "metric" tonnes, coated paper and certain specialty papers are sold primarily in short tons.

Sales for the segment reached a record high $876.1 million, an increase of $174.6 million over 2001. The consolidation of the St. Francisville paper mill for all of fiscal 2002 as apposed to only 3 months in the prior year added $289.8 million to sales. Lower selling prices for newsprint and UCGW papers reduced the group's sales by $106.6 million. Overall, the Paper Group generated 26% of consolidated sales, up from 23% in the prior year.

Markets

The focus of the Paper business is North America, which accounted for 97% of sales in 2002 up from 96% in 2001. The U.S. alone accounted for 86% of sales. Newsprint and UCGW prices averaged $183 per tonne less in 2002 versus the prior year. During the last six months of fiscal 2001, the benchmark newsprint price (48.8 gram – East Coast) had declined from US$625 per tonne to US$550 per tonne. This downward trend continued in fiscal 2002, eventually troughing at US$435 per tonne in July 2002, a level not seen since April 1994. Coated papers followed a similar trend. The benchmark grade (No 5 – 40 lb) decreased from US$880 per short ton in November 2000 to US$665 by September 2002, a level not seen in more than a decade.

	Total Sales ($ millions)		Shipments (000 tonnes)		Selling Prices ($ / tonne)	
	2001	2002	2001	2002	2001	2002
Newsprint and UCGW	524.8	424.8	587.3	597.4	894	711
Coated Papers [1]	142.5	321.8	108.7	270.1	1,311	1,191
Specialty Papers [1]	34.2	129.5	25.6	99.6	1,336	1,300
Consolidated Gross Sales	701.5	876.1				

[1] Includes St. Francisville for the last three months of fiscal 2001 and all of fiscal 2002.

Operations

For the year ended September 28, 2002, the newsprint and UCGW paper mill, located in Kapuskasing, Ontario, sold a record 400,300 tonnes of paper up from 393,100 tonnes in 2001. The Pine Falls newsprint mill also performed very well. In March 2001, a new $120 million thermomechanical pulp (TMP) line was completed and successfully started up. The average cash costs at the mill were $60 per tonne lower than in the prior year. There were no market related production curtailments at any of the group's mills in 2002, as was the case in the prior year.

The Paper Group's mills are large consumers of virgin fibre primarily in the form of wood chips. During fiscal 2002, the operations consumed 1.1 million bone dry tonnes of fibre, of which approximately 31% was internally sourced. This compares to 0.7 million bone dry tonnes and 44% from internal sources in fiscal 2001. The significant change is due to the full year impact of the St. Francisville paper mill, which purchases the majority of its fibre requirements from third parties.

The operations in Kapuskasing and Pine Falls both produce newsprint that contains recycled fibre. In 2002, these two facilities consumed 109,500 tonnes of wastepaper, down from 113,300 tonnes in 2001.

Although fiscal 2002 was a relatively difficult year for the Paper Group, the Company still considers its decision to diversify into and grow the paper business to be a financial success. Over the last five years, margins have averaged 28.4% with total EBITDA of $680.8 million. In fiscal 2002, the Paper Group generated 26% of total Company EBITDA, down from 42% in the prior year.


Quarterly Prices –
(US$ per tonne)
700
600
500
400
300
587
594
590
556
488
446
437
440
1 2 3 4 1 2 3 4
2001
2002
☐ Tembec Average Newsprint & UCGW
– Newsprint – 48.8 gram East Coast Published Price


Quarterly Prices –
(US$ per short tonne)
900
800
700
600
500
794
773
747
770
735
693
678
661
1 2 3 4 1 2 3 4
2001
2002
☐ Tembec Average – Coated Papers
– Coated No 5 – 40 lb Published Price

Paperboard

PAPERBOARD $ millions	1998	1999	2000	2001	2002
Consolidated Gross Sales	160.7	182.6	180.5	193.4	201.7
Net Sales	137.6	156.9	151.9	164.4	172.7
EBITDA	14.6	19.7	10.4	8.1	21.5
EBITDA margin	10.6%	12.6%	6.8%	4.9%	12.4%
Identifiable Assets (excluding cash)	238.7	237.2	236.8	252.6	245.7

The Paperboard segment consists of a multi-ply bleached coated paperboard machine located in Témiscaming, Québec. The annual capacity of the machine is 150,000 tonnes. The paperboard mill is partially integrated with the high yield pulp mill and also consumes NBSK pulp manufactured by the Company at other sites.

	Total Sales ($ millions)		Shipments (000 tonnes)		Selling Prices ($ per tonne)	
	2001	2002	2001	2002	2001	2002
Paperboard – rolls	130.4	129.1	103.1	106.2	1,265	1,216
Paperboard – sheets	63.0	72.6	36.0	42.6	1,749	1,704
Consolidated Gross Sales	193.4	201.7				

Markets

North American sales accounted for 88% of total sales in 2002, unchanged from the prior year. Products are sold in roll and sheet form, with the latter commanding higher prices due to additional conversion costs. The Company markets its paperboard in three different market areas: commercial printing and publishing, specialty bleached linerboard and packaging.

Average selling prices in 2002 declined by approximately 3% from 2001. The mill sold 148,800 tonnes in 2002, an increase of 7% over 2001 sales volumes. The Paperboard segment generated 6% of total sales, a small decrease from 7% of 2001 sales.

Operations

The board machine produced 149,300 saleable tonnes in 2002, an increase of 12% from 133,500 tonnes in 2001. In June 2001, the board machine was down for a seven-day period to install new equipment included as part of a machine upgrade project. The higher operating efficiency combined with lower prices for purchased NBSK pulp led to higher margins despite the drop in selling prices.

The Paperboard segment contributed 8% of total Company EBITDA in fiscal 2002, up from 2% in the prior year.

Chemicals

CHEMICALS $ millions	1998	1999	2000	2001	2002
Consolidated Gross Sales	43.3	49.0	63.5	97.6	118.0
Net Sales	39.0	45.0	54.9	85.1	102.8
EBITDA	2.7	6.4	7.4	10.6	14.9
EBITDA margin	6.9%	14.2%	13.5%	12.5%	14.5%
Identifiable Assets (excluding cash)	38.9	35.9	44.1	68.7	68.5

The Chemical segment operates in two main areas of activity: phenol-formaldehyde resins and silvichemicals.

Prior to December 2000, phenol and formaldehyde required to produce liquid resins were purchased from outside sources and transported to the liquid resin plant in Témiscaming, Québec. In December 2000, the Company acquired a formaldehyde plant and a second liquid resin plant located in Longueuil, Québec. The liquid resins can be converted into powder form by utilizing either the spray dryer in Témiscaming or Trois-Pistoles, Québec.

The silvichemical business uses waste sulphite liquor produced by the specialty pulp mills located in Témiscaming, Québec and Tartas, France. Lignin is sold in liquid form and is also converted into powder by utilizing the two spray dryers. As well, the group operates an ethyl alcohol plant located in Témiscaming, Québec. The silvichemical business effectively converts pulp mill waste into value added products.

	Total Sales ($ millions)		Shipments (000 units)		Selling Prices ($ per tonne)	
	2001	2002	2001	2002	2001	2002
Resin (tonnes)	65.5	75.5	75.1	88.7	872	851
Lignin (tonnes)	30.2	41.2	152.2	188.3	198	219
Alcohol (000 litres)	8.2	7.4	13.1	11.0	626	673
Total Sales	103.9	124.1				
Internal Sales	(6.3)	(6.1)				
Consolidated Gross Sales	97.6	118.0				

Markets

Chemical products are sold primarily in North America with sales representing 77% of the total in 2002, down from 81% in 2001. Resin products, which account for more than half of chemical sales, are designed for the OSB industry. Lignin is sold as a binder and surfactant for industrial markets such as animal feed, concrete admixture and carbon black. Ethyl alcohol is sold into the Canadian vinegar and cosmetics markets.

Chemical sales represented approximately 3% of consolidated sales in 2002, unchanged from 2001. This segment generated 5% of total Company EBITDA, up from 2% in the prior year.

CASH PROVIDED BY OPERATIONS

Cash flow from operating activities before working capital changes was $55.1 million in 2002, a significant decrease from $279.8 million in the prior year. The reduced cash flow corresponds primarily to the decline in EBITDA. In fiscal 2002, non-cash working capital items generated $10.0 million, a significant improvement over the prior year when $106.2 million was consumed by the same items. After allowing for net fixed asset additions of $98.9 million, "free cash flow" was negative $43.8 million versus a positive amount of $49.0 million a year ago. The Company defines free cash flow as "cash provided by operating activities before changes in non-cash working capital balances less net fixed asset additions". The Company had set a free cash flow target of $56 million for fiscal 2002 but was unable to meet the objective mainly as a result of lower than anticipated prices for pulp and paper products. The Company has set a free cash flow target of $90 million for fiscal 2003.

CAPITAL SPENDING
$ millions

	1998	1999	2000	2001	2002
Forest Products	28.0	36.6	65.8	30.1	41.1
Pulp	51.3	36.5	135.9	94.2	40.6
Publishing Papers	34.7	14.1	58.2	83.5	6.5
Paperboard	2.2	2.5	3.4	20.9	3.9
Chemicals and other	0.5	1.2	1.6	2.1	6.8
Net Fixed Asset Additions	116.7	90.9	264.9	230.8	98.9
As a % of Fixed Asset Depreciation	114%	80%	190%	118%	45%

In response to the decline in profitability the Company curtailed capital expenditures to minimum levels. In fiscal 2002, net fixed asset additions totalled $98.9 million, a $131.9 million decline from the comparable period a year ago. The amount spent is equal to 45 % of fixed asset depreciation. The current reduced level of capital spending is being assisted by the lack of expenditures relating to large capital projects. In the prior year, the Company had spent $108.9 million on three major projects: the modernization of the Specialty Cellulose pulp mill in Témiscaming, Québec, the construction of a wood waste fired cogeneration unit at the NBSK pulp mill in Skookumchuck, BC and the construction of a thermo-mechanical pulp (TMP) line at the Pine Falls, Manitoba newsprint operation.

ACQUISITIONS AND INVESTMENTS

On October 31, 2000, the Company acquired all of the shares of two French subsidiaries of the LaRochette Group: Cellurhône S.A. and Pyrénécell S.A. Cellurhône S.A. owned and operated a softwood kraft pulp mill in Tarascon, France. The subsidiary was subsequently renamed Tembec Tarascon S.A. Pyrénécell S.A. owned and operated a hardwood kraft pulp mill in Saint-Gaudens, France. The subsidiary was subsequently renamed Tembec Saint-Gaudens S.A. The purchase price included a cash payment of Euro 122 million (Canadian $166.2 million). Depending on the selling price of market pulp (NBSK delivered to Europe) for the three year period following the sale, the seller is entitled to receive a maximum Contingent Value Right (CVR) payment of Euro 61 million. As of September 28, 2002, the Company has made payments of Euro 2.4 million (Canadian $3.2 million) based on selling prices of pulp for the first 21 months of the CVR period.

On December 28, 2000, the Company acquired all of the shares of A.R.C. Resins International Corporation (ARC), a formaldehyde and adhesives producer with manufacturing facilities located in Longueuil, Québec. The Company paid $12.5 million in cash to acquire the shares.

On March 19, 2001, the Company acquired a 50% interest in the shares of Excel Forest Products Limited, which owns and operates an SPF lumber sawmill in Opasatika, Ontario. The Company paid $2.0 million in cash and issued 100,000 common shares at $20, for total consideration of $4.0 million. Depending on the future share price of Tembec, the Company may have to issue additional cash or shares to a maximum of $775,000 or 63,265 common shares. In addition, the Company has an option to purchase the remaining 50% of Excel for $5.3 million.

On June 13, 2001, the Company acquired the assets of Duratex Hardwood Flooring Inc. The assets consist of a hardwood flooring pre-finishing plant located in Toronto, Ontario and related working capital. The total purchase price was $11.3 million, which included a cash payment of $7.4 million on closing, a subsequent payment of $1.9 million in cash to reflect actual working capital at closing and a balance of sale of $2.0 million.

On June 19, 2001, the Company acquired all of the assets of the St. Francisville, Louisiana paper mill from Crown Paper Co. The facility produces coated papers, bleached board and specialty kraft papers. The purchase price included a cash payment of $214.6 million (US$140.0 million) and the issuance of $63.0 million of common shares of the Company (5,069,806 shares) for total consideration of $277.6 million. On November 26, 2001, the working capital valuation was finalized which caused an increase of $1.2 million to the original recorded purchase price. The Company issued an additional 98,586 common shares.

On August 1, 2001, the Company formed the Temlam 50/50 joint venture to develop and expand the engineered wood business. The two partners initially each invested $21.0 million in cash to capitalize Temlam Inc. The latter then purchased the Company's laminated veneer lumber (LVL) plant located in Ville-Marie, Québec for $17.0 million in cash. Temlam Inc. then purchased the assets of Jager Building Systems, which included wood I-beam manufacturing plants in Calgary, Alberta, Bolton, Ontario and Blainville, Québec and a metal stamping plant in Bolton, Ontario. Temlam Inc. paid $25.0 million in cash, assumed $25.0 million in new debt and issued a non-interest bearing unsecured subordinated debenture to the sellers with a nominal value of $25.0 million. For accounting purposes, the debenture has been discounted to its estimated present value as at the date of the transaction, that is $20.0 million. Total consideration was $70.0 million, 50% of which is proportionately consolidated in the Company's financial statements.

On November 5, 2001, the Company purchased all of the shares of Davidson Industries Inc., which owns and operates a hardwood sawmill and a pine sawmill in Davidson, Québec and a pine sawmill in Woodsville, New Hampshire. The total purchase price was $27.7 million, including the assumption of $25.5 million of indebtedness and the issuance of a non-interest bearing $2.2 million three year note to the vendors.

On April 5, 2002, the Company formed the Temrex 50/50 joint venture to consolidate woodlands and sawmill operations in the Gaspé region of the province of Québec. The two partners initially each invested $32.8 million in cash to capitalize the partnership. The latter then purchased the Company's Nouvelle sawmill assets and related net working capital for $41.8 million in cash. The partnership also purchased the assets and net working capital of the Saint-Alphonse sawmill from the other partner for $23.0 million.

On December 18, 2001, the Company deposited $5.0 million out of a total commitment of $35.0 million to acquire a 25% interest in a project to modernize the Gaspésia paper mill in Chandler, Québec. The project includes two other partners. On July 15, 2002, the Company invested the remaining $30.0 million into the Papiers Gaspésia Limited Partnership ("Gaspésia"). Gaspésia then made a $15.0 million non-interest bearing advance to the Company since it did not have an immediate requirement for all of the funds. At September 28, 2002, the amount of $35.0 million is included in investments on the consolidated balance sheet and the $15.0 million advance is included in current liabilities under accounts payable and accrued charges. The entire $15.0 million advance was repaid to Gaspésia on October 31, 2002.

FINANCING ACTIVITIES

Net debt to total capitalization increased to 53.6% at September 28, 2002, an increase of 6.0% from 47.6% at September 29, 2001. The latter amount was also 9.9% higher than the 37.7% leverage achieved by the Company at the end of fiscal 2000. During fiscal 2001, total consideration paid for acquisitions reached $478.8 million, mainly due to the purchase of the two French pulp mills and the St. Francisville paper mill. Only 14% of the consideration was financed with equity, the balance being provided by cash or new debt. The acquisition program increased leverage by an estimated 6.2%. As well, the weaker Canadian dollar also had a negative impact on the Company's leverage ratio in 2001, increasing the carrying value of the US$ Senior Notes by $75.0 million, thereby adding 1.2% to the Company's net debt to total capitalization. The situation in fiscal 2002 was very different. The Company's inability to generate free cash flow under the current existing pricing environment significantly limited potential acquisitions. As well, there was relatively little impact from the currency translation on the Company's US$ Senior Notes, the Canadian dollar having ended the year at US$0.634, compared to US$0.633 a year ago. In fact, the 6.0% increase in net debt to total capitalization experienced in fiscal 2002 is due primarily to the net loss of $158.5 million. The Company's total debt at September 28, 2002 was $1,927.0 million, relatively unchanged from $1,881.8 million a year ago.

As part of its long-term strategy, the Company has resolved to maintain its percentage of net debt to total capital to 40% or less. The objective of the plan is to keep a strong balance sheet and maintain the ability of the Company to access capital markets in the future at favourable rates. The Company remains committed to this program. As the Company's leverage at September 28, 2002 exceeds its stated goal, the emphasis in the near term will be to maintain relatively high liquidity and limit capital expenditures. Improvement in the pricing levels of the Company's main business segments will be required before any meaningful reduction can be achieved.

As well, management recognizes that acquisitions can lead to fairly complex capital and legal structures with issues of structural subordination for lenders. In fiscal 2001, the Company completed a corporate reorganization whereby the assets and liabilities of Pine Falls Paper Company Limited were amalgamated with an existing Tembec legal entity. Although the above reorganization did not impact on the consolidated financial results of Tembec, it did generate benefits in the area of cash management, taxation and administrative costs. The Company anticipates that, over time, other wholly owned subsidiaries will be regrouped in this manner.

Current credit ratings of various agencies on the Company and its significant long-term debt instruments are outlined in the table below.

Dominion Bond Rating Service	Moody's Investors Service	Standard & Poor's
BB (high)	Ba 1	BB+

During the first quarter of fiscal 2001, Moody's increased the Company's credit rating from Ba2 to Ba1. The Company is currently in the process of completing its annual reviews with the rating agencies and is confident that it has the financial strength to support the ratings through the peaks and troughs of the business cycle.

Net Debt to Total Capitalization


60%
50%
40%
30%
20%
38.5%
40.2%
37.7%
47.6%
53.6%
1998
1999
2000
2001
2002
Actual
Objective > 40%

Tembec's long-term debt is summarized in the following table:

$ millions	2001	2002
Tembec Inc. – non-interest bearing unsecured notes	23.9	23.9
Tembec Industries – US$500 million 8.5% senior notes	789.2	788.6
Tembec Industries – US$350 million 7.75% senior notes	–	552.1
Tembec Industries – US$250 million 9.875% senior notes	394.6	–
Tembec Industries – US$250 million 8.625% senior notes	394.6	394.3
Tembec Industries – 8.30% unsecured debentures	115.0	30.7
Tembec Industries – 7% unsecured subordinated debentures	25.0	20.0
Spruce Falls – US$17.1 million 8.39% senior notes (US$25.7 million in 2001)	40.6	27.0
Spruce Falls – non-interest bearing Ontario Hydro loan	34.0	25.9
Tartas S.A. debt	13.3	14.0
Proportionate share of Marathon debt (50%)	19.7	19.7
Proportionate share of Temlam debt (50%)	9.3	9.0
Other debt	22.6	21.8
	1,881.8	1,927.0
Current portion included in above	34.7	87.3

The Company's total debt as of September 28, 2002, was relatively unchanged from the prior year. In early March 2002, the Company issued US$350 million of 7.75% Senior Notes due 2012. The majority of the proceeds were used to call the US$250 million 9.875% Senior Notes due 2005, including a call premium of 3.292% and accrued interest payable on April 9, 2002. The early redemption of the Senior Notes generated an unusual pre-tax charge of $51.6 million relating to the write-off of deferred foreign exchange losses, the payment of the call premium and incurred financing costs. The net after-tax impact of these items was $40.0 million.

The remaining proceeds were to be used to redeem the $115 million 8.30% unsecured debentures due January 2003, either at maturity or by making purchases in the market. To September 28, 2002, the Company had repurchased $84.3 million of unsecured debentures at an average price of $102.89.

During 2002, the Company made required principal payments of $5.0 million on the 7% unsecured subordinated debentures and US$8.6 million on the 8.39% Senior Notes.

At the end of September 2002, Tembec had cash and equivalents of $149.8 million plus unused operating lines totalling $376.8 million. This compares to $265.6 million and $224.3 million respectively at the end of the prior fiscal year. The Company's objective is to maintain total available liquidity of approximately $500.0 million.

The number of common shares outstanding at September 28, 2002, reached 86.4 million. The following table summarizes share activity during the last two years:

	Millions of Shares	
	2001	2002
Shares outstanding – opening	81.7	86.1
Issued pursuant to Long-Term Incentive Plans	0.2	0.2
Acquisition of St. Francisville Paper Mill	5.0	0.1
Acquisition of Marks Lumber	0.3	–
Acquisition of Excel Forest products Ltd.	0.1	–
Normal Course Issuer Bid repurchases	(1.2)	–
Shares Outstanding – ending	86.1	86.4

The following table summarizes the Company's monthly repurchases of common stock over the last two years, pursuant to its normal course issuer bid. The bid was recently extended. For the period beginning October 16, 2002, and ending October 15, 2003, Tembec is entitled to repurchase up to 4,320,786 common shares.

	2001		2002	
	Number of Shares Purchased	Average Price	Number of Shares Purchased	Average Price
October	559,500	12.46	–	–
November	639,700	11.91	–	–
December	–	–	–	–
January	–	–	–	–
February	–	–	–	–
March	–	–	–	–
April	–	–	–	–
May	–	–	–	–
June	–	–	–	–
July	–	–	–	–
August	–	–	–	–
September	–	–	–	–
	1,199,200	12.13	–	–

In fiscal 2001, the Company spent $14.6 million to repurchase its common shares. As the average price paid exceeded the average net issue price at September 30, 2000, the normal course issuer bid repurchases generated an excess amount of $3.1 million, which was charged directly to retained earnings.

In fiscal 2002, the Company's focus on maintaining its liquidity combined with balance sheet leverage exceeding its stated target effectively precluded it from repurchasing common shares. This continued focus will limit purchases in fiscal 2003 as well.

As to dilution, an additional 4.7 million common shares were issuable at September 28, 2002. A total of 1.3 million common shares may be issued to several banks in exchange for the redemption of 1.3 million of Series 3 Class B Preferred Shares due October 1, 2003. The balance of 3.4 million shares relates to options outstanding at the end of fiscal 2002. The exercise price of these options ranges from $7.38 to $17.92 per share with expiry dates from 2003 to 2012.

Loans to employees of approximately $8.3 million are outstanding under the Long-Term Incentive Plan on 768,325 shares as at September 28, 2002. This compares to loans of $7.4 million on 663,325 shares at the end of the prior year. The shares are held in trust as collateral for the loans.

ENVIRONMENT

Tembec's operations are subject to a variety of environmental laws and regulations covering emissions of gaseous, liquid and solid waste. The Company believes that its operations generally conform to the requirements. If issues of non-conformity arise, the Company, in conjunction with appropriate government regulating agencies, takes timely and appropriate measures to address the issues. Tembec has implemented environmental management programs aimed at meeting or exceeding the standards established by the regulatory agencies.

The Témiscaming Site continued with its program to reduce the amount of particulate matter produced by its three waste liquor boilers. In 1999, the Company began a $141 million multi-year modernization program at the Specialty Cellulose mill. As of September 28, 2002, a total of $102.9 million had been spent. The project includes the installation of electrostatic precipitators to reduce particulate matter exhausted to atmosphere to a level, which meets the regulatory requirements. In late 2002, the Témiscaming Site plans to install a new wet electro-static precipitator technology on one of its boilers. If the unit performs as well as expected, similar precipitators will be installed on two other units in 2004. As well, the modernization project has already yielded positive results in the area of effluent treatment. In late 2000, the specialty cellulose pulp mill started up new screening facilities, as well as oxygen delignification and caustic soda extraction units, making it possible for the Témiscaming Site to comply with new adsorbable organic halogens limits.

In mid 2002, the provincial regulator requested fines totalling $1.2 million relating to occasional discharges of effluent at the Témiscaming Site between January and March 2001 that exceeded the regulatory limits. The Company is currently contesting the charges and considers that the ultimate outcome will not materially affect its financial results. In order to improve the performance of the biological system at the site, the Company has recently committed to the construction of a new anaerobic effluent treatment facility. This $19.2 million project is currently scheduled to be completed in late 2003. In addition to the environmental benefits, the project will displace purchased energy at the site.

Particulate matter emissions were also reduced at the Smooth Rock Falls pulp mill. In late 2000, we completed the installation of an electrostatic precipitator on the facility's bark refuse boiler and subsequently started up a second precipitator on the waste liquor recovery boiler. The site also benefited from the expansion of its effluent treatment facilities. The total cost of these three items was $16.3 million. In 2002, this site benefited from an investment of $1.5 million to complete the installation of a black liquor oxydation process to reduce total reduced sulphur (TRS) emissions at the mill. However, the mill's TRS levels remain above regulatory standards. The Company currently anticipates that a further investment of $3.5 million will be required to bring the operations into full compliance.

During fiscal 2001, we started up the new wood waste fired boiler and co-generation unit at the Skookumchuck pulp mill. The $55.5 million project led to the permanent closure of the Company's "Teepee" burners and provided a cost efficient, environmentally acceptable method to dispose the region's waste while generating thermal and electrical energy required by the mill.

The Company has developed a multi-year environmental plan for its three French pulp mills to ensure compliance with current and upcoming environmental standards. The total estimated cost is $130 million to be spent over the next 5 years. Major items include the installation of electrostatic precipitators to reduce particulate emissions to atmosphere, new boilers and upgrades and process modifications to effluent treatment facilities.

At September 28, 2002, the Company had accrued $5.1 million (US$3.2 million) for the estimated future costs related to the closure and post-closure of certain solid waste landfill sites at the St. Francisville, Louisiana paper mill. The accrued amounts are expected to be paid during the operation of the landfills, through closure of the sites and the thirty-year post closure monitoring period.

Industrial Relations

There are collective agreements covering approximately 6,500 employees in Tembec's operations. At September 28, 2002, there were two agreements covering 81 employees under active negotiations. During fiscal 2003, a total of seven agreements covering 937 employees will expire. The remaining contracts expire at various dates to December, 2006. The Company anticipates it will reach satisfactory agreements on contracts currently under active negotiations.

Risks and Uncertainties

Product Prices

Markets for the Company's principal products are highly competitive and cyclical in nature. The general level of economic activity and changes in industry capacity have a significant impact on selling prices and operating margins. Based on 2003 planned sales volumes, the following table illustrates the approximate annual impact of changes to average Canadian dollar selling prices on after-tax earnings.

	Impact on after-tax earnings ($ millions)	Average selling prices ($) 4th Quarter 2002
Pulp – $25/tonne	33.0	727
Publishing papers – $25/tonne	17.2	881
SPF lumber – $10/Mfbm	9.7	456
Paperboard – $50/tonne	5.2	1,331

The Company's strategy is to mitigate price volatility by: maintaining low cost, high quality flexible production facilities; establishing and developing long-term relationships with its customers; developing specialty niche products where possible. In addition, the Company may periodically purchase lumber, pulp and newsprint price hedges to mitigate the impact of price volatility. During fiscal 2001, the Company generated a gain of $1.4 million on 60,000 tonnes of newsprint price hedges. In early fiscal 2002, the counterparty to the newsprint hedges, Enron, effectively defaulted on the remaining 105,000 tonnes. Since the Company did not mark to market the hedges, the default did not impact its earnings. The Company is currently attempting to maximize its recovery as an unsecured creditor of Enron. During fiscal 2002, the Company generated a gain of $0.6 million relating to 13.2 million board feet of lumber price hedges. There was no lumber futures trading activity in 2001. The Company has not yet purchased any pulp price hedges, but will continue to monitor market developments. The opportunity to stabilize margins in the pulp sector merits serious consideration.

Foreign Exchange

Tembec sells the majority of its products outside of Canada (81% of gross sales in 2002), mostly in US dollars. As such, the relative strength of the Canadian dollar versus its US counterpart has a major impact on sales and earnings. To reduce the impact on earnings of short and medium term fluctuations in currency rates, Tembec has adopted a policy of hedging approximately 50% of its anticipated net US dollar receipts with fixed forward contracts of up to 36 months in duration. As well, the acquisition of the two French pulp mills in October 2000 led to the implementation of a smaller US$/Euro program to effectively hedge the anticipated margins generated by the operations. Derivative financial instruments are not used for speculative purposes.

During fiscal 2001, pursuant to its US dollar/Canadian dollar program, the Company converted US$913.8 million in Canadian dollars at an average rate of $0.683, thereby generating a loss of $64.3 million versus the prevailing spot market rates. In fiscal 2002, the value of US dollars converted pursuant to the program was US$768.9 million at an average rate of $0.674, generating a loss of $68.3 million.

During fiscal 2001, pursuant to its US dollar/Euro program, the Company converted US$18.0 million and realized on US$183.0 million options at an average rate of US$0.902, thereby generating a gain of $6.7 million versus the prevailing spot market rates. In fiscal 2002, the Company converted US$16.5 million and realized on US$197.0 million options at an average rate of US$0.884, generating a gain of $14.5 million.

The Company's outstanding foreign exchange contracts and options are disclosed in Note 19 of the audited annual financial statements.

Based on fiscal 2003 budget data and after giving effect to the US dollar/Canadian dollar hedging program and the effect of unrealized gains and losses on the restatement of US dollar denominated debt, a US one cent decrease in the value of the Canadian dollar will reduce net earnings by $5.4 million. This compares to an increase of $4.0 million if the program were not in place.

Outlook

Forest Products

In last year's MD&A, we had correctly forecasted that lumber export duties would be the most important factor affecting the profitability of this sector of our business. The accrual of preliminary duties during the first six months of the year, their subsequent reversal and the imposition of new duties beginning May 22, 2002 led to unprecedented volatility in reported quarterly earnings for the Forest Products segment. Recent events do not give us cause for much optimism in the near term. The North American industry continues to struggle with the additional capacity brought on by the five-year Softwood Lumber Agreement that ended in April 2001. There is currently an ample supply of lumber and panels, despite the fact that U.S. housing starts have remained at a very healthy 1.6 million unit level. With the benchmark Western SPF price recently dropping below US$200 per Mfbm, the majority of Canadian lumber producers are EBITDA negative or break-even at best when including the impact of deposited duties. The weak financial performance, combined with the uncertainty of the future trade relationship with the U.S., is putting tremendous pressure on many Canadian lumber producers. As such, there continues to be a risk that they will accept a quick political resolution to the trade issue rather than a comprehensive long-term solution leading to the free movement of lumber between the U.S. and Canada. Rather than spend money and time on trade issues, the North American industry could focus on promoting forest products as sustainable, environmentally sound products. As for the Company, we will continue to participate in discussions and monitor developments. We will also endeavour to grow our Specialty and Engineered wood business which, for the most part, have more stable and predictable margins than SPF lumber.

Pulp

The market pulp price increase experienced in the last quarter of fiscal 2002 will unfortunately not carry through to the initial quarters of fiscal 2003. Pulp prices for the benchmark NBSK grade have recently reverted back to below US$500 per tonne and spot business to Asia is currently transacting in the low US$400 per tonne range. Our outlook for 2003 is one of relatively low prices during the first half of year and modest pricing improvement beginning in the spring of 2003. A return to trendline pricing of US$600 per tonne for NBSK is not anticipated before 2004. The continued weakness is primarily directed towards softwood paper pulps, with hardwood pulp markets being more robust. Although the Company did not take any significant market downtime during fiscal 2002, it remains committed to maintaining normal levels of inventory and will take market downtime, if required. The recent strengthening of the Euro vis-à-vis the US dollar is a positive development that will likely contribute to a more rapid rise in future pulp prices. A stronger printing and writing paper business will be required to support a good market pulp business.

Paper

We entered fiscal 2002 with a relatively bearish outlook for newsprint grades. In retrospect, our view was not bearish enough as the benchmark newsprint price continued to drop during the year eventually troughing at US$435 per tonne in July 2002. On a positive note, newsprint producers have recently put through a US$35 per tonne price increase, albeit short of the US$50 per tonne that was initially sought. Although demand for newsprint is not at a particularly strong level, the major North American producers have shown a strong resolve to improve the supply/demand balance. Our outlook for this grade is for a slow gradual recovery in fiscal 2003 with average prices remaining below long term trendline levels.

As for coated paper, we do not foresee any further deterioration in pricing. Magazines were hit particularly hard in 2002 and the impact on coated paper prices was extremely severe. In last year's MD&A, we had commented that prices for the benchmark No. 5 – 40 lb grade had troughed at US$745 per short tonne in November 2001. At the time we had underestimated the extent of the market weakness in coated papers. The benchmark price continued to drop during all of fiscal 2003, eventually troughing at US$665 per tonne in the last quarter of 2002. We have recently seen some improvement in demand. The recent strengthening of the Euro in relation to the US dollar will also improve the competitive position of North American producers such as ourselves. We believe that prices of coated papers will have to improve because they are currently at unsustainable levels. However, a return to trendline prices will not occur prior to 2004, at the earliest.

In summary, the financial results of fiscal 2002 fell short of our expectations. The Company reacted by extending the term of its debt maturities, maintaining high liquidity and restricting capital expenditures to very short payback items. Going into 2003, we intend to maintain this approach until we see an improvement in one or more of our major business segments.

Management Responsibility

The consolidated financial statements and all information in the Annual Report are the responsibility of the Board of Directors and management. The consolidated financial statements have been prepared by management on the basis of information available and are in keeping with accounting principles generally accepted in Canada. Financial information presented throughout the Annual Report is consistent with the data presented in the consolidated financial statements.

A system of internal accounting and administrative controls is maintained by management in order to provide reasonable assurance that transactions are appropriately authorized, assets are safeguarded and financial records properly maintained to provide accurate and reliable financial statements.

The Board of Directors has appointed an Audit Committee, which consists of four directors who are not officers or employees of the Company. The Audit Committee meets regularly with the financial officers of the Company and the independent auditors to review how they are performing their duties, to discuss audit, accounting policy and financial reporting matters, and to approve the Company's annual consolidated financial statements and the management's discussion and analysis. The Audit and Finance Committee also reviews the internal and external auditors audit plans and the results of their audits prior to submitting the consolidated financial statements to the Board of Directors for approval.

FRANK A. DOTTORI
President and Chief Executive Officer

JACQUES GIASSON
Chairman of the Board

Auditor's Report

To the Shareholders of Tembec Inc.

We have audited the consolidated balance sheets of Tembec Inc. as at September 28, 2002 and September 29, 2001, and the consolidated statements of operations, retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 28, 2002 and September 29, 2001, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Montréal, Canada
October 28, 2002

SEPTEMBER 28, 2002 AND SEPTEMBER 29, 2001
(in millions of dollars)

	2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 149.8	$ 265.6
Accounts receivable (note 7)	478.9	470.6
Inventories (notes 3 and 7)	527.2	525.2
Prepaid expenses	13.3	19.3
	1,169.2	1,280.7
Investments	59.5	28.0
Fixed assets (note 5)	2,487.8	2,586.4
Other assets (note 6)	312.1	250.9
	$ 4,028.6	$ 4,146.0
Liabilities and Shareholders' Equity		
Current liabilities:		
Operating bank loans (note 7)	$ 21.5	$ 7.2
Accounts payable and accrued charges	520.2	469.4
Current portion of long-term debt (note 8)	87.3	34.7
	629.0	511.3
Long-term debt (note 8)	1,839.7	1,847.1
Other long-term liabilities and credits (note 9)	130.4	143.0
Future income taxes (note 17)	192.1	251.9
Minority interests (note 10)	8.7	8.5
Redeemable preferred shares (notes 11 and 12)	16.6	16.6
Shareholders' equity:		
Share capital (note 12)	869.4	866.4
Contributed surplus	2.9	2.9
Cumulative exchange translation of a foreign subsidiary	(3.0)	(3.0)
Retained earnings	342.8	501.3
	1,212.1	1,367.6
	$ 4,028.6	$ 4,146.0

Contingent liabilities (note 13)

Subsequent event (note 20)

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Chairman

President and
Chief Executive Officer

YEARS ENDED SEPTEMBER 28, 2002 AND SEPTEMBER 29, 2001
(in millions of dollars except for per share amounts)

	2002	2001
Gross sales	$ 3,391.0	$ 2,990.8
Freight and sales deductions	414.2	333.4
Net sales	2,976.8	2,657.4
Cost of sales	2,534.6	2,047.6
Selling, general and administrative	166.7	136.3
Earnings before interest, income taxes, depreciation and amortization, unusual items and minority interests (EBITDA)	275.5	473.5
Depreciation and amortization (note 14)	227.5	202.9
Operating earnings	48.0	270.6
Interest, foreign exchange and other (note 15)	221.4	167.2
Unusual items (note 16)	59.4	–
Income taxes (note 17)	(74.7)	26.0
Minority interests	0.4	(0.5)
Net (loss) earnings	$ (158.5)	$ 77.9
Basic (loss) earnings per share (note 12)	$ (1.84)	$ 0.95
Diluted (loss) earnings per share (note 12)	$ (1.84)	$ 0.93

Consolidated Statements of Retained Earnings

YEARS ENDED SEPTEMBER 28, 2002 AND SEPTEMBER 29, 2001
(in millions of dollars)

	2002	2001
Retained earnings, beginning of year	$ 501.3	$ 471.0
Net (loss) earnings	(158.5)	77.9
Premium on purchase for cancellation of common shares	–	(3.1)
Adjustment resulting from changes in accounting policies (note 1)	–	(44.5)
Retained earnings, end of year	$ 342.8	$ 501.3

See accompanying notes to consolidated financial statements.

YEARS ENDED SEPTEMBER 28, 2002 AND SEPTEMBER 29, 2001
(in millions of dollars)

	2002	2001
Cash flows from operating activities:		
Net (loss) earnings	$ (158.5)	$ 77.9
Adjustments for:		
Depreciation and amortization	227.5	202.9
Amortization of deferred foreign exchange and financing costs	17.8	17.1
(Gain) on consolidation of foreign integrated subsidiaries	(5.9)	(2.7)
Future income taxes (note 17)	(92.1)	(8.8)
Unusual items (note 16)	59.4	-
Other	6.9	(6.6)
	55.1	279.8
Changes in non-cash working capital:		
Accounts receivable	17.6	52.2
Inventories	7.3	(47.3)
Prepaid expenses	7.5	5.2
Accounts payable and accrued charges	(22.4)	(116.3)
	10.0	(106.2)
	65.1	173.6
Cash flows from investing activities:		
Acquisition of companies, net of disposals (note 2)	1.1	(409.0)
Additions to fixed assets	(99.6)	(234.4)
Proceeds from disposal of fixed assets	0.7	3.6
Acquisition of investments	(35.7)	(2.3)
Increase in assets held for resale	(45.1)	(10.6)
Other	(6.7)	(5.0)
	(185.3)	(657.7)
Cash flows from financing activities:		
Issue (repurchase) of common shares, net of expenses	0.4	(12.7)
Increase in long-term debt	558.5	857.4
Repayments of long-term debt	(527.8)	(176.8)
Increase in other long-term liabilities	1.0	1.9
Repayments of other long-term liabilities	(32.6)	(7.7)
Repurchase of preferred shares of a subsidiary	-	(26.4)
Other	(11.6)	(10.6)
	(12.1)	625.1
Foreign exchange gain on cash and cash equivalents held in foreign currencies	2.2	4.3
Net (decrease) increase in cash and cash equivalents	(130.1)	145.3
Cash and cash equivalents net of operating bank loans, beginning of year	258.4	113.1
Cash and cash equivalents net of operating bank loans, end of year	$ 128.3	$ 258.4

Interest paid in 2002 totalled $161.3 million (2001 – $137.6 million) and income taxes paid amounted to $7.0 million (2001 – $45.5 million).

See accompanying notes to consolidated financial statements.

YEARS ENDED SEPTEMBER 28, 2002 AND SEPTEMBER 29, 2001
(in millions of dollars)

						2002
	Forest products	Pulp	Paper	Paperboard	Chemical & other products	Consolidated
Gross sales:						
External	$ 966.5	$ 1,228.2	$ 876.1	$ 201.7	$ 118.5	$ 3,391.0
Internal	172.8	73.5	–	–	10.1	256.4
	1,139.3	1,301.7	876.1	201.7	128.6	3,647.4
Net sales	831.8	1,091.1	777.8	172.7	103.4	2,976.8
EBITDA	70.8	96.4	72.1	21.5	14.7	275.5
Depreciation and amortization	45.1	103.5	62.7	9.9	6.3	227.5
Operating earnings (loss)	25.7	(7.1)	9.4	11.6	8.4	48.0
Net fixed asset additions:						
Gross fixed asset additions	41.7	40.6	6.5	3.9	6.9	99.6
Proceeds from disposals	(0.6)	–	–	–	(0.1)	(0.7)
	41.1	40.6	6.5	3.9	6.8	98.9
Identifiable assets – excluding cash and cash equivalents	752.4	1,600.7	1,028.2	245.7	251.8	3,878.8
Cash and cash equivalents	–	–	–	–	–	149.8
Total assets						$ 4,028.6

YEARS ENDED SEPTEMBER 28, 2002 AND SEPTEMBER 29, 2001
(in millions of dollars)

						2001
	Forest products	Pulp	Paper	Paperboard	Chemical & other products	Consolidated
Gross sales:						
External	$ 795.3	$ 1,202.9	$ 701.5	$ 193.4	$ 97.7	$ 2,990.8
Internal	155.8	73.4	–	–	14.3	243.5
	951.1	1,276.3	701.5	193.4	112.0	3,234.3
Net sales	684.8	1,084.4	638.6	164.4	85.2	2,657.4
EBITDA	46.2	209.8	198.6	8.1	10.8	473.5
Depreciation and amortization	42.9	104.2	41.6	10.2	4.0	202.9
Operating earnings (loss)	3.3	105.6	157.0	(2.1)	6.8	270.6
Net fixed asset additions:						
Gross fixed asset additions	33.6	94.2	83.5	20.9	2.2	234.4
Proceeds from disposals	(3.5)	–	–	–	(0.1)	(3.6)
	30.1	94.2	83.5	20.9	2.1	230.8
Identifiable assets – excluding cash and cash equivalents	735.3	1,599.8	1,052.0	252.6	240.7	3,880.4
Cash and cash equivalents	–	–	–	–	–	265.6
Total assets						$ 4,146.0

YEARS ENDED SEPTEMBER 28, 2002 AND SEPTEMBER 29, 2001
(in millions of dollars)

2002

	Forest products	Pulp	Paper	Paperboard	Chemical & other products	Consolidated
Gross sales:						
Canada	$ 367.4	$ 79.1	$ 97.3	$ 34.9	$ 66.1	$ 644.8
United States	577.2	193.2	750.2	142.4	25.3	1,688.3
Pacific Rim and India	4.6	319.9	8.4	12.2	–	345.1
United Kingdom, Europe and other	17.3	636.0	20.2	12.2	27.1	712.8
	$ 966.5	$ 1,228.2	$ 876.1	$ 201.7	$ 118.5	$ 3,391.0

2001

	Forest products	Pulp	Paper	Paperboard	Chemical & other products	Consolidated
Gross sales:						
Canada	$ 324.1	$ 66.7	$ 116.1	$ 26.3	$ 58.1	$ 591.3
United States	457.6	252.7	556.0	143.7	20.6	1,430.6
Pacific Rim and India	2.8	276.9	6.9	13.0	–	299.6
United Kingdom, Europe and other	10.8	606.6	22.5	10.4	19.0	669.3
	$ 795.3	$ 1,202.9	$ 701.5	$ 193.4	$ 97.7	$ 2,990.8

	2002	2001
Fixed assets and goodwill:		
Canada	$ 2,066.9	$ 2,135.7
United States	257.6	278.2
United Kingdom, Europe and other	199.8	210.7
	$ 2,524.3	$ 2,624.6

YEARS ENDED SEPTEMBER 28, 2002 AND SEPTEMBER 29, 2001
(Figures in table are in millions of dollars except for number of shares and per share amounts.)

1. SIGNIFICANT ACCOUNTING POLICIES:

Changes in accounting policies

Effective September 30, 2001, the Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) relating to the calculations of earnings per share. The recommendations require the application of the treasury stock method for the calculation of the dilutive effect of stock options and other dilutive securities. In accordance with the provisions of the new recommendations, the Company has restated the diluted earnings per share for the prior period. The adoption of these recommendations had the effect of increasing previously disclosed diluted earnings per share by $0.03 for the year ended September 29, 2001.

Effective September 30, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) with respect to the accounting for stock-based compensation and other stock-based payments. No compensation cost is recorded for options granted pursuant to the stock option plan, accordingly, this change in accounting policy had no effect on the financial statements of the Company. Consideration paid by employees on the exercise of stock options is recorded as share capital. The Company discloses the pro forma effect of accounting for this stock-based compensation plan under the fair value method. The pro forma effect of stock options granted during the year is disclosed in note 12.

In 2001, the Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) relating to income taxes and employee future benefits. On October 1, 2000, the Company increased future income taxes by $11.9 million and reduced retained earnings by the same amount to recognize the cumulative effect of the change in the accounting standard. On the same date, the Company recorded an after-tax charge to retained earnings of $32.6 million to recognize the change in the Company's obligation for employee future benefits under the new accounting standards. The changes were applied retroactively without restating the financial statements of any prior periods.

Basis of consolidation

The consolidated financial statements include the accounts of Tembec Inc. (the "Corporation") and all its subsidiaries and joint ventures (collectively "Tembec" or the "Company"). Investments over which the Corporation has effective control are fully consolidated. Investments over which the Corporation exercises significant influence are accounted for by the equity method. The Corporation's interest in joint ventures is accounted for by the proportionate consolidation method.

Business of the Company

The Company operates an integrated forest products business. The business includes five reportable segments which are operated separately due to the nature of products and processes. The performance of each segment is evaluated by the management of the Company against short-term and long-term financial objectives as well as environmental and other key criteria. The forest products segment consists primarily of forest and sawmill operations which produce lumber, building materials and wood chips. The wood chips are used in the production of pulp and publishing papers. The pulp segment includes the manufacturing and marketing activities of a number of different types of pulps. The paper segment consists primarily of production and sales of newsprint and coated papers, while the coated bleached board operations are under the paperboard segment. The chemical and other products segment consists primarily of the transformation and sale of resins and pulp by-products. Intersegment transfers of wood chips, pulp and other services are recorded at transfer prices agreed to by the parties which are intended to approximate fair market value. The accounting policies used in these business segments are the same as those described in this note.

EBITDA

The Company considers that earnings before interest, income taxes, depreciation and amortization, unusual items and minority interests (EBITDA), is a key indicator of the performance of each segment and the Company as a whole. The composition of each of these items are individually summarized in the notes to the financials.

1. SIGNIFICANT ACCOUNTING POLICIES (continued):

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash and cash equivalents
Cash equivalents consist of term deposits, banker's acceptances and commercial paper with maturities of three months or less and are recorded at cost, which approximates market value.

Investments
Investments in affiliated companies in which Tembec has no significant influence are carried at cost. Investments over which the Company exercises significant influence are accounted for by the equity method.

Inventories
Finished goods are valued at the lower of cost, on a first in, first out or average cost basis, and net realizable value. Other inventories are valued at the lower of cost, on a first in, first out or average cost basis, and replacement cost.

Fixed assets and government assistance
Fixed assets are recorded at cost after deducting investment tax credits and government assistance.

Depreciation and amortization are provided over their estimated useful lives, generally on a straight-line basis, as follows:

Asset	Period
Forest access roads	5-20 years
Buildings	20-40 years
Machinery, equipment and other	3-30 years

Certain forest access roads are depreciated in relation to the volume of wood cut and certain machinery and equipment are depreciated using units of production.

Capitalized interest is based on the average cost of construction of major projects in progress during the year, using interest rates actually paid on long-term debt.

Intangible assets
(i) Goodwill represents the excess of the purchase price over the fair values of net assets acquired, and is being amortized on a straight-line basis not exceeding 25 years. Beginning October 1, 1999, the Company reduced the maximum amortization period for new goodwill to 15 years. Goodwill arising from business combinations initiated on or after July 1, 2001 is not amortized in accordance with the transitional provisions of the new recommendation of the Canadian Institute of Chartered Accountants (CICA) dealing with business combinations. Goodwill is written down to fair value when declines in value are considered to be a permanent impairment in the value of unamortized goodwill. A permanent impairment in goodwill is determined by comparison of the carrying value of unamortized goodwill with undiscounted future earnings of the related business.

(ii) Timber rights are amortized on a straight-line basis over a period not exceeding 40 years.

Deferred costs
(i) Development and pre-operating expenses are amortized on a straight-line basis over a period not exceeding 5 years.

(ii) Financing charges are amortized on a straight-line basis over the expected term of the related debt.

Employee future benefits
Tembec and its subsidiaries maintain both defined benefit and defined contribution pension plans. In addition, the Company provides certain health care and other retirement benefits to eligible retired employees.

1. SIGNIFICANT ACCOUNTING POLICIES (continued):

Employee future benefits (continued)
The estimated cost of pensions and other future benefits provided by the Company to its employees is accrued using actuarial techniques and assumptions, including an appropriate discount rate, during the employee's active service years. The difference between costs of employee benefits charged against earnings and the Company's contribution to the plans is included in other assets or other long-term liabilities on the balance sheet.

Translation of foreign currencies
Monetary assets and liabilities of domestic and integrated foreign operations denominated in foreign currencies are translated at year-end exchange rates. Non-monetary assets and liabilities of integrated foreign operations are translated at the historical rate relevant for the particular asset or liability. The resulting exchange gains or losses, except those related to long-term debt, are absorbed by operations in the year. Revenues and expenses are translated at prevailing market rates in the recognition period. Unrealized gains or losses from translation of long-term monetary items are deferred and amortized over their remaining life.

Income taxes
The Company accounts for income taxes using the asset and liability method. Under this method, future income tax assets and liabilities are determined based on the temporary differences between the accounting basis and the tax basis of assets and liabilities. These temporary differences are measured using the current tax rates and laws expected to apply when these differences reverse. Future tax benefits are recognized to the extent that realization of such benefits is considered more likely than not. The effect on future tax assets and liabilities of a change in income tax rates is recognized in earnings in the period that includes the substantive enactment date.

2. ACQUISITIONS:

2002
On November 5, 2001, the Company acquired all of the shares of Davidson Industries Inc. ("Davidson") which includes three sawmills in Quebec and New Hampshire.

On November 26, 2001, the asset valuation with respect to the June 19, 2001, St. Francisville, Louisiana papermill ("Tembec USA LLC") acquisition was finalized which caused an adjustment of $1.2 million to the original recorded purchase price.

On April 5, 2002, the Company disposed of its Nouvelle sawmill to a newly formed 50/50 joint venture Temrex Forest Products Limited Partnership ("Temrex"). The 50% owned partnership then acquired the St-Alphonse sawmill also located in the Gaspé region of Quebec. Net proceeds paid to the Company amounted to $9.0 million. The financial results of Temrex are proportionately accounted for in these financial statements.

2001
On October 31, 2000, the Company acquired all of the shares of two subsidiaries of the LaRochette Group ("LaRochette"): Cellurhône S.A. and Pyrénécell S.A. in France. The pulp mills were subsequently renamed Tembec Tarascon S.A. and Tembec Saint-Gaudens S.A., respectively. Depending on the future selling price of market pulp, the seller may be entitled to receive a maximum of Euro 61 million of contingent value right ("CVR") payments for 12 quarters, after the acquisition date. As at September 28, 2002, $3.2 million (Euro 2.4 million) of CVR had been paid. The maximum CVR amount which could be payable over the remaining five quarters is $90.3 million (Euro 58.6 million) based on September 28, 2002 exchange rates.

On December 28, 2000, the Company acquired all of the shares of A.R.C. Resins International Corporation ("ARC Resins"), a formaldehyde and adhesives producer for the forest industry, located in Longueuil, Quebec.

On March 19, 2001, the Company acquired a 50% interest in Excel Forest Products ("Excel Forest"), a sawmill located in Opasatika, Ontario. The financial results are fully consolidated in these financial statements. The Company may have to issue more shares or cash as a result of a contingency based on the share price of Tembec, which may not exceed approximately 63,265 shares or $775,000.

On June 13, 2001, the Company acquired all of the assets of Duratex Hardwood Flooring Inc. ("Duratex") located in Toronto, Ontario.

2. ACQUISITIONS (continued):

2001 (continued)

On June 19, 2001, the Company acquired all of the assets of the St. Francisville, Louisiana paper mill ("Tembec USA LLC") from Crown Paper Co. The value of common shares issued for this acquisition is based on the average of quoted market price for shares transacted between May 23 and May 29, 2001 which reflects the value agreed to by the parties.

On August 1, 2001, the Company disposed of its laminated veneer lumber ("LVL") assets to a newly formed 50/50 joint venture, Temlam Inc. The 50%-owned Temlam Inc. then acquired the Jager Building Systems' division of Jager Industries Inc. which includes 4 manufacturing plants in Quebec, Ontario and Alberta. The financial results of Temlam Inc. are proportionately accounted for in these financial statements.

The accounts and results of operations have been included in these financial statements from their respective acquisition dates to September 28, 2002 or September 29, 2001 as the case may be.

Details of the acquisitions and Nouvelle Plant disposal are as follows:

					2002
	Davidson	Tembec USA LLC	Nouvelle	Temrex	Total
Net assets acquired:					
Working capital:					
Cash (bank indebtedness)	$ (7.9)	$ –	$ –	$ –	$ (7.9)
Non-cash working capital	10.5	–	(7.8)	5.8	8.5
	2.6	–	(7.8)	5.8	0.6
Non-working capital:					
Investments	0.3	–	–	–	0.3
Fixed assets	17.5	1.2	(11.7)	14.8	21.8
Other assets	0.2	–	(0.4)	1.2	1.0
Long-term debt and other liabilities	(18.0)	–	–	–	(18.0)
Future income taxes	(0.4)	–	(1.0)	–	(1.4)
	(0.4)	1.2	(13.1)	16.0	3.7
Non-recognized gain on sale	–	–	(11.0)	11.0	–
Deferred gain on sale of assets	–	–	(6.7)	–	(6.7)
Gain on sale of assets	–	–	(3.2)	–	(3.2)
	–	–	(20.9)	11.0	(9.9)
	$ 2.2	$ 1.2	$ (41.8)	$ 32.8	$ (5.6)
Consideration paid (received) in:					
Cash	$ –	$ –	$ (41.8)	$ 32.8	$ (9.0)
Other short-term liabilities	2.2	–	–	–	2.2
Common shares (98,586)	–	1.2	–	–	1.2
	$ 2.2	$ 1.2	$ (41.8)	$ 32.8	$ (5.6)

2. ACQUISITIONS (continued):

Details of the acquisitions and LVL Plant disposal are as follows:

								2001
	LaRochette	ARC Resins	Excel Forest	Duratex	Tembec USA LLC	LVL	Temlam Inc.	Total
Net assets acquired:								
Working capital:								
Cash (bank indebtedness)	$ 3.9	$ 3.7	$ (4.5)	$ –	$ 1.0	$ –	$ (3.2)	$ 0.9
Non-cash working capital	36.6	(1.2)	4.1	2.7	26.6	(4.7)	13.6	77.7
	40.5	2.5	(0.4)	2.7	27.6	(4.7)	10.4	78.6
Non-working capital:								
Investments	0.1	–	0.2	–	–	–	–	0.3
Fixed assets	160.8	14.7	12.0	6.7	277.5	(12.2)	26.5	486.0
Other assets	2.8	2.3	1.0	1.9	1.1	(0.1)	3.4	12.4
Long-term debt and other liabilities	(5.2)	(5.9)	(4.0)	–	(28.6)	–	(19.3)	(63.0)
Future income taxes	(29.6)	(1.1)	(0.8)	–	–	–	–	(31.5)
Minority interests	–	–	(4.0)	–	–	–	–	(4.0)
	128.9	10.0	4.4	8.6	250.0	(12.3)	10.6	400.2
	$ 169.4	$ 12.5	$ 4.0	$ 11.3	$ 277.6	$ (17.0)	$ 21.0	$ 478.8
Consideration paid (received) in:								
Cash	$ 169.4	$ 12.5	$ 2.0	$ 7.4	$ 214.6	$ (17.0)	$ 21.0	$ 409.9
Other short-term liabilities	–	–	–	3.9	–	–	–	3.9
Common shares (5,169,806)	–	–	2.0	–	63.0	–	–	65.0
	$ 169.4	$ 12.5	$ 4.0	$ 11.3	$ 277.6	$ (17.0)	$ 21.0	$ 478.8

3. INVENTORIES:

		2002		2001
Finished goods	$	226.4	$	200.1
Logs and wood chips		171.0		192.4
Supplies and materials		129.8		132.7
	$	527.2	$	525.2

4. INVESTMENTS IN JOINT VENTURES:

The consolidated financial statements include the Company's proportionate share of the revenues, expenses, assets and liabilities of AV Cell Inc., 1387332 Ontario Limited (Marathon Pulp joint venture), Temlam Inc., and Temrex Forest Products Limited Partnership (AV Cell Inc., 1387332 Ontario Limited, and Temlam Inc. in 2001) at 50%, as follows:

		2002		2001
Assets:				
Current assets	$	66.2	$	54.4
Fixed assets and other		113.3		86.8
	$	179.5	$	141.2
Liabilities and equity:				
Current liabilities	$	35.2	$	24.7
Long-term debt		40.4		34.9
Other long-term liabilities		10.0		9.6
Equity		93.9		72.0
	$	179.5	$	141.2
Net sales	$	159.8	$	112.0
Expenses		160.7		101.3
(Loss) income before income taxes, interest, and minority interests	$	(0.9)	$	10.7
Cash provided (used in) by:				
Operations	$	(5.2)	$	7.3
Investments		40.6		(40.5)
Financing		(37.8)		26.1
	$	(2.4)	$	(7.1)

5. FIXED ASSETS:

	2002			2001		
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	$ 24.6	$ –	$ 24.6	$ 17.7	$ –	$ 17.7
Production buildings and equipment:						
Pulp mills	1,491.6	551.7	939.9	1,494.5	493.6	1,000.9
Newsprint and Paper mills	971.7	218.6	753.1	928.4	168.0	760.4
Sawmills	495.3	184.0	311.3	505.4	187.7	317.7
Boardmill	275.0	98.1	176.9	275.0	88.2	186.8
Roads and timber holdings	111.7	44.2	67.5	111.4	44.2	67.2
Other buildings and equipment	82.7	30.7	52.0	76.1	26.5	49.6
Assets under construction	162.5	–	162.5	186.1	–	186.1
	$ 3,615.1	$ 1,127.3	$ 2,487.8	$ 3,594.6	$ 1,008.2	$ 2,586.4

6. OTHER ASSETS:

	2002	2001
Goodwill, at amortized value	$ 36.5	$ 38.2
Deferred costs, at amortized value:		
Development, pre-operating costs and other	10.7	11.1
Financing costs	19.2	20.4
Assets held for resale	60.9	15.9
Long-term loans to employees	11.8	10.8
Timber rights	32.1	31.9
Deferred pension costs	38.5	33.0
Future income taxes	65.1	1.8
Deferred exchange losses related to long-term debt	37.3	87.8
	$ 312.1	$ 250.9

Long-term loans to employees:

Included in long-term loans to employees is $8.3 million (2001 – $7.4 million) of share purchase loans. These shares are held in trust as security for the loans which are non-interest bearing and with defined repayment terms not exceeding 10 years. At September 28, 2002, there were 768,325 (2001 – 663,325) shares held in trust in respect of the employee loans for which the market value was $9.99 (2001 – $10.10) per share.

7. OPERATING BANK LOANS:

The Company has approximately $357.0 million (2001 – $224.0 million) of revolving operating credit facilities for which accounts receivable and inventories are pledged as collateral. Interest rates range between prime and prime plus 2¼%. The Company also has a $100.0 million unsecured revolving credit facility at prime plus ¾%, which terminates on October 10, 2003.

At September 28, 2002, $21.5 million (2001 – $7.2 million) were drawn on the above facilities and $58.7 million (2001 – $92.4 million) were reserved for letters of credit.

8. LONG-TERM DEBT:

	2002	2001
Tembec Inc.:		
Unsecured notes, non-interest bearing, maturing on September 30, 2009. The notes may be prepaid at the option of the issuer at any time	$ 23.9	$ 23.9
Tembec Industries Inc.:		
9.875% Senior Notes (US$250.0 million)	–	394.6
8.625% Senior Notes (US$250.0 million) redeemable at the option of the Company on or after June 30, 2004 at specified redemption prices, due June 30, 2009 with semi-annual interest payments due June 30 and December 30 of each year	394.3	394.6
8.50% Senior Notes (US$500.0 million) redeemable at any time at the option of the Company, due February 1, 2011 with semi-annual interest payments due February 1 and August 1 of each year	788.6	789.2
7.75% Senior Notes (US$350.0 million) redeemable at any time at the option of the Company, due March 15, 2012 with semi-annual interest payments due March 15 and September 15 of each year	552.1	–
8.3% Unsecured debentures, maturing on January 30, 2003 with semi-annual interest payments due January 30 and July 30 of each year	30.7	115.0
7% Unsecured subordinated debentures, maturing on February 2, 2004, repayable in two annual instalments of $10.0 million each, commencing February 2, 2003. The debenture may be prepaid at the option of the issuer at any time. The term and redemption payments were modified during the year	20.0	25.0
Spruce Falls Inc.:		
8.39% Unsecured Senior Notes (US$17.1 million in 2002 – US$25.7 million in 2001) due February 8, 2004, repayable in annual installments of US$8.6 million with semi-annual interest payments due February 8 and August 8 of each year	27.0	40.6
Ontario Hydro loan, non-interest bearing, repayable over a five-year period commencing December 2, 2001 and maturing December 2, 2006	25.9	34.0
Tembec SA:		
Unsecured term loans (Euro 4.6 million in 2002 – Euro 5.2 million in 2001), bearing interest at rates varying from 1% to 3.85%, repayable and maturing at various dates to September 2013	7.1	7.5
Other Tembec SA obligations	6.9	5.8
1387332 Ontario Limited (Marathon Pulp joint venture) (50% proportionate consolidation):		
Revolving credit up to a maximum authorized amount of $19.8 million ($21.9 million in 2001), bearing interest at prime rate plus 1.5%, with declining authorized amounts to March 31, 2006	19.7	19.7

8. LONG-TERM DEBT (continued):

	2002	2001
Temlam Inc. (50% proportionate consolidation):		
Term loan bearing interest at prime rate plus 0.75%, maturing on August 1, 2006, repayable in quarterly instalments of varying amounts beginning in August 2002	$ 9.0	$ 9.3
Other long-term obligations	21.8	22.6
	1,927.0	1,881.8
Less current portion	87.3	34.7
	$ 1,839.7	$ 1,847.1

Certain covenants:
The indentures of agreements for Tembec's borrowings contain restrictive covenants, including restrictions on the incurrence of additional indebtedness, the investments in other persons, the creation of liens, sale and leaseback transactions, certain amalgamations, mergers, consolidations and sales of assets and certain transactions with affiliates.

Instalments on consolidated long-term debt for the four years following September 27, 2003 are as follows:

2004	$ 32.3
2005	8.7
2006	18.7
2007	3.0

9. OTHER LONG-TERM LIABILITIES AND CREDITS:

	2002	2001
Accrued benefit liability – other benefit plans	$ 51.0	$ 50.0
Accrued benefit liability – pension benefit plans	43.1	31.7
Balance payable on acquisitions of companies:		
Davidson Industries Inc.	2.2	–
Donohue Matane	–	35.0
Jager Building Systems	8.1	8.0
Reforestation – BC operations	9.1	9.9
Environmental	5.8	4.9
Deferred government assistance	1.0	1.7
Deferred gain on sale of assets	6.5	–
Other	3.6	1.8
	$ 130.4	$ 143.0

10. MINORITY INTERESTS:

	2002	2001
AV Cell Inc.	$ 5.0	$ 5.0
Excel Forest Products	3.7	3.5
	$ 8.7	$ 8.5

11. REDEEMABLE PREFERRED SHARES:

	2002	2001
16,627,500 Series 2 Class B shares	$ 16.6	$ 16.6

12. SHARE CAPITAL:

Authorized:
Unlimited number of common voting shares, without par value

Unlimited number of non-voting Class B preferred shares issuable in series without par value, with other attributes to be determined at time of issuance:

Unlimited number of Series 2 Class B shares redeemable at the option of the holder commencing on June 26, 2011 and by the Company at any time; entitled to a preferential and non-cumulative dividend equal to the dividend yield percentage of the common shares. The redemption price is equal to the issue price plus declared and unpaid dividends.

1,250,000 0.5% per month non-cumulative Series 3 Class B shares redeemable at the option of the Company up to August 17, 1999, the redemption price being equal to the issue price plus declared and unpaid dividends. Under certain conditions, the Series 3 Class B shares can be redeemed in cash or in common shares of the Company. The shares are redeemable thereafter up to September 30, 2003 at the option of the Company, and the Company shall redeem said shares on October 1, 2003 in both cases at the greater of the issue price or "current value" (as defined) plus declared and unpaid dividends.

9,103,710 0.5% per month non-cumulative Series 4 Class B shares redeemable at the option of the Company up to September 30, 2009, the redemption price being equal to the issue price plus declared and unpaid dividends. Under certain conditions, the Series 4 Class B shares can be redeemed in cash or in common shares of the Company.

250,000 Class C shares, with a par value of $1 each, non-voting, participating and redeemable at the issue price plus the increase in the book value per share since the issue date

	2002	2001
Issued and fully paid:		
86,415,732 common shares (2001 – 86,147,268)	$ 840.3	$ 837.3
Series 2 Class B preferred shares (note 11)	–	–
1,250,000 Series 3 Class B preferred shares	20.0	20.0
9,103,710 Series 4 Class B preferred shares	9.1	9.1
	$ 869.4	$ 866.4

	2002		2001	
	Common shares	Amount	Common shares	Amount
Balance, beginning of year	86,147,268	$ 837.3	81,666,459	$ 781.1
Shares issued:				
Long-Term Incentive Plan	169,878	1.8	227,530	2.7
Acquisition of Marks Lumber Inc.	–	–	282,673	0.0
Acquisition of Excel Forest Products	–	–	100,000	2.0
Acquisition of Tembec USA LLC	98,586	1.2	5,069,806	63.0
Shares redeemed	–	–	(1,199,200)	(11.5)
Balance, end of year	86,415,732	$ 840.3	86,147,268	$ 837.3

12. SHARE CAPITAL (continued):

During the year, the Company extended its normal course issuer bid allowing it to repurchase for cancellation up to 4,329,048 common shares (2001 – 4,072,000) (approximately 5% of outstanding shares). In 2002, no common shares were repurchased under the plan. In 2001, the Company purchased and cancelled 1,199,200 common shares at a total cost of $14.6 million. The excess of the repurchase price over the average historical issue price amounted to $3.1 million and was applied to retained earnings.

The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	2002	2001
Net (loss) earnings	$ (158.5)	$ 77.9
Weighted average number of common shares outstanding	86,355,225	82,409,842
Dilutive effects:		
Series 3 Class B preferred shares	1,250,000	1,250,000
Employees stock options	192,369	231,627
Weighted average number of diluted common shares outstanding	87,797,594	83,891,469
Basic (loss) earnings per share	$ (1.84)	$ 0.95
Diluted (loss) earnings per share	$ (1.84)	$ 0.93

For 2002, the diluted earnings (loss) per share is the same as the basic earnings (loss) per share as they result in a decrease in the loss per share.

Under the Long-Term Incentive Plan, the Company may, from time to time, grant options to its employees. The plan provided for the issuance of up to a maximum of 5,400,000 common shares at an exercise price equal to the market price of the Company's common shares on the date of the grant. These options vest over a five-year period and expire ten years from the date of issue.

The Company applies the intrinsic value based method of accounting for stock-based compensation awards granted to employees. Under this method, no compensation expense is recorded over the vesting period of these options. The pro forma effect on net earnings (loss) per share had the fair value-based method been applied for options granted after September 29, 2001 is as follows:

Net loss:	
As reported	$ (158.5)
Pro forma	$ (158.8)
Loss per share:	
As reported	$ (1.84)
Pro forma	$ (1.84)

The fair value of each option granted was estimated on the date of grant using the Black & Scholes option-pricing model with the following assumptions:

Dividend yield	0.0%
Volatility	33.6%
Risk-free interest rate	4.9%
Expected option life (in years)	7.5
Weighted average fair value of each option	$ 4.83

12. SHARE CAPITAL (continued):

The following table summarizes the changes in options outstanding and the impact on weighted average per share exercise price during the year:

	2002		2001	
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Balance, beginning of year	3,221,532	$ 12.38	3,253,372	$ 12.29
Options granted	255,556	10.75	143,260	12.97
Options exercised	(47,100)	8.98	(155,900)	11.01
Options expired	(50,200)	12.02	(19,200)	12.63
Balance, end of year	3,379,788	$ 12.31	3,221,532	$ 12.38
Exercisable, end of year	2,682,731	$ 12.34	2,303,775	$ 12.08

The following table summarizes the weighted average per share exercise prices and the weighted remaining contractual life of the options outstanding as at September 28, 2002:

	Outstanding options			Exercisable options	
Year granted	Number of options	Weighted remaining contractual life	Average exercise price	Number of options	Weighted average exercise price
1993	160,500	0.75	$ 7.375	160,500	$ 7.375
1994	207,000	1.32	10.445	207,000	10.445
1995	751,214	2.44	13.380	751,214	13.380
1996	120,552	3.30	9.739	120,552	9.739
1997	1,064,872	4.80	13.257	1,064,872	13.257
1998	46,644	5.61	7.086	37,315	7.086
1999	296,212	6.18	9.065	183,727	9.065
2000	393,878	7.33	15.786	157,551	15.786
2001	83,360	8.28	11.430	–	–
2002	255,556	9.12	10.770	–	–
	3,379,788	4.65	$ 12.311	2,682,731	$ 12.340

Under the Employee Share Purchase Plan, employees can purchase common shares of the Company up to 10% of their base salary or wage. The Company contributes 25% of the amount invested by the employee if the shares are held for a minimum period of time. Purchases of common shares under this plan occur on the open market. In 2002, the cost of share purchases for the benefit of the employees amounted to $0.2 million ($0.1 million – 2001).

13. CONTINGENT LIABILITIES:

Countervailing and antidumping duties:

On April 2, 2001, petitions for the imposition of antidumping and countervailing duties on Softwood Lumber from Canada were filed with the U.S. Department of Commerce ("USDOC") and the U.S. International Trade Commission ("USITC"), by certain U.S. industry and trade groups (the "Petitioners").

In response to the petitions, the USDOC conducted separate antidumping and countervailing duty investigations and the USITC conducted an investigation to determine whether the lumber industry in the United States was materially injured or threatened with material injury by reason of softwood lumber imports from Canada.

Countervailing duty

On August 9, 2001, the USDOC made a preliminary countervailing duty determination, imposing a bonding requirement at the rate of 19.31% on Canadian softwood lumber shipped to the U.S. During fiscal 2001, the Company accrued a total $10.8 million for the period from August 17, 2001 to September 29, 2001. The preliminary countervailing duty continued in fiscal 2002 as the Company accrued a further $11.0 million relating to shipments to the U.S. from September 30, 2001 to December 15, 2001. Preliminary countervailing duties effectively expired on the latter date. The Company posted bonds to cover the liability.

On March 22, 2002, the USDOC announced its final determination in the countervailing duty investigation adjusting the rate from 19.31% to 19.34% and subsequently corrected for ministerial errors to 18.79%. The USDOC also determined that no critical circumstances existed and accordingly, the countervailing duty would not apply retroactively to May 19, 2001.

On May 16, 2002, the USITC announced it had found no current injury, but a threat of injury to the U.S. lumber industry, effectively removing the requirement to remit the accrued countervailing duty for lumber shipped to the U.S. prior to December 15, 2001. During the June 2002 quarter, the Company reversed the $21.8 million it had accrued from August 2001 to December 2001. The bonds posted to cover the liability were also cancelled.

The finding of threat of injury by the USITC resulted in the USDOC issuing an order to collect cash deposits of estimated countervailing duties on a going forward basis. Effective May 22, 2002, the Company's exports to the United States of covered softwood lumber have been subject to a countervailing duty cash deposit rate of 18.79%. A charge of $18.2 million was incurred during fiscal 2002 relating to countervailing duty on lumber shipped to the U.S. between May 22, 2002 and September 28, 2002. The Company is currently remitting cash deposits to cover the applicable estimated countervailing duty.

Antidumping duty

On October 31, 2001, the USDOC made a preliminary antidumping determination, imposing a bonding requirement at the rate of 10.76% on the Company's shipments of Canadian softwood lumber to the U.S. The aforementioned average rate was assigned specifically to the Company based on the USDOC review of our actual historical shipments to the U.S. During fiscal 2002, the Company initially accrued a total of $9.7 million relating to shipments to the U.S. from November 6, 2001 to March 30, 2002. The Company posted bonds to cover the liability.

On March, 22, 2002, the USDOC announced its final determination in the antidumping investigation adjusting the Company's rate from 10.76% to 12.04% and subsequently corrected to 10.21% for ministerial errors.

On May 16, 2002, the USITC announced it had found no current injury, but a threat of injury to the U.S. lumber industry, effectively removing the requirement to remit the accrued antidumping duty for lumber shipped to the U.S. prior to May 6, 2002. During the June 2002 quarter, the Company reversed the $9.7 million it had accrued from November 2001 to March 2002. The bonds posted to cover the liability were also cancelled.

The finding of threat of injury by the USITC resulted in the USDOC issuing an order to collect cash deposits of estimated antidumping duties on a going forward basis. Effective May 22, 2002, the Company's exports to the United States of covered softwood lumber have been subject to an antidumping duty cash deposit rate of 10.21%. A charge of $10.1 million was incurred during fiscal 2002 relating to antidumping duty on lumber shipped to the U.S. between May 22, 2002 and September 28, 2002. The Company is currently remitting cash deposits to cover the applicable antidumping duty.

The expense for countervailing and antidumping duties is recorded as a sales deduction in the Company's financial statements, thereby reducing consolidated net sales and Forest Products net sales in segmented information.

13. CONTINGENT LIABILITIES (continued):

Antidumping duty (continued)
The final amount, if any, of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on determinations yet to be made by the North American Free Trade Agreement ("NAFTA") or World Trade Organization ("WTO") panels to which those determinations have been appealed. Should these appeals not result in the outright termination of the antidumping and countervailing duty orders, the final amount of countervailing and antidumping duties to be assessed on Tembec's exports of covered softwood lumber will not be determined by the USDOC in administrative reviews of these orders until 2004.

Other:
Tembec is party to claims and lawsuits, which are being contested. Management believes that the resolution of these claims and lawsuits will not have a material adverse effect on Tembec's financial condition, earnings or liquidity.

14. DEPRECIATION AND AMORTIZATION:

	2002	2001
Fixed assets	$ 219.0	$ 195.6
Deferred development, pre-operating costs, goodwill and other	8.5	7.3
	$ 227.5	$ 202.9

15. INTEREST, FOREIGN EXCHANGE AND OTHER:

	2002	2001
Interest on long-term debt	$ 160.0	$ 126.0
Interest on short-term debt	2.1	3.2
Interest income	(7.1)	(8.4)
Premium on early redemption	2.4	–
Income on short-term investments	–	(9.7)
Interest capitalized on construction projects	(0.5)	(7.4)
	156.9	103.7
Amortization of deferred exchange losses	11.2	10.2
Amortization of deferred financing costs	6.6	6.9
	17.8	17.1
Foreign exchange contract losses	53.8	57.6
Other foreign exchange items	(1.3)	(12.4)
(Gain) on consolidation of foreign integrated subsidiaries	(5.9)	(2.7)
Newsprint pricing swaps and lumber futures	(4.5)	(1.4)
Bank charges and other financing expenses	4.6	5.3
	46.7	46.4
	$ 221.4	$ 167.2

16. UNUSUAL ITEMS:

In March 2002, the Company issued US$350.0 million of 7.75% Senior Notes due 2012. A portion of the proceeds was irrevocably deposited with a trustee to call US$250.0 million 9.875% Senior Notes due 2005, including the call premium of 3.292% and accrued interest payable. The notes were called on April 9, 2002. The early redemption of these Notes generated a non-cash charge of $38.5 million relating to the write-off of deferred foreign exchange losses and financing costs as well as a further charge of $13.1 million pertaining to the payment of the 3.292% call premium, for a total of $51.6 million. The net after-tax impact of these charges was $40.0 million.

Also in 2002, the Company, as a result of its modernization program, removed from service certain capital assets having a net carrying value of approximately $6.1 million. Costs of early retirement and employee reduction programs for $1.7 were also recorded. The net after-tax impact of these charges was $5.3 million.

17. INCOME TAXES:

The tax effects of the significant components of temporary differences that give rise to future income tax assets and liabilities are as follows:

	2002	2001
Future income tax assets:		
Non-capital loss carry forwards and pool of deductible scientific research and development expenditures	$ 219.2	$ 103.4
Investment tax credits	41.3	20.2
Employee future benefits	19.0	17.0
Corporate minimum taxes paid	6.5	8.3
Capital loss carry forwards	12.9	7.9
Other	11.7	12.0
Valuation allowance	(38.2)	(19.2)
	272.4	149.6
Future income tax liabilities:		
Fixed assets	(378.1)	(372.1)
Timber rights	(8.7)	(9.8)
Other	(12.6)	(17.8)
	(399.4)	(399.7)
Future income taxes (net)	$ (127.0)	$ (250.1)
As reported in the consolidated balance sheet:		
Future income tax assets	$ 65.1	$ 1.8
Future income tax liabilities	(192.1)	(251.9)
Future income taxes (net)	$ (127.0)	$ (250.1)

17. INCOME TAXES (continued):

Certain subsidiaries have accumulated the following losses and credits for income tax purposes which may be carried forward to reduce taxable income and taxes payable in future years.

	Amounts	Expiring dates
Non-capital loss carried forward for Canadian subsidiaries	$ 483.9	2003 to 2009
Non-capital loss carried forward for U.S. subsidiaries	109.6	2020 to 2021
Pool of deductible scientific Research and Experimental development	88.0	Unlimited
Investment tax credits and Corporate Minimum Tax	47.8	2003 to 2012

The reconciliation of income taxes calculated at the statutory rate to the actual tax provision is as follows:

	2002	2001
(Loss) income before income taxes and minority interest	$ (232.8)	$ 103.4
Income taxes based on combined federal and provincial income tax rates of 36.8% (2001 – 38.5%)	$ (85.8)	$ 39.8
Increase (decrease) resulting from:		
Manufacturing and processing deduction	9.0	(1.1)
Effect of tax as a reduction in income tax rate	–	(16.3)
Net losses not previously recognized	4.0	(1.6)
Rate differential between jurisdictions	(14.6)	(5.7)
Permanent differences:		
Non-deductible expenses	6.1	1.8
Non-deductible amortization	0.7	3.4
Others	–	(1.0)
Large corporations tax	5.9	6.7
	11.1	(13.8)
Income taxes	$ (74.7)	$ 26.0
Income taxes:		
Current	$ 17.4	$ 34.8
Future	(92.1)	(8.8)
Income taxes	$ (74.7)	$ 26.0

18. EMPLOYEE FUTURE BENEFITS:

Information about the Company's employee future benefit plans, in aggregate, is as follows:

	2002		2001	
	Pension benefit plans	Other benefit plans	Pension benefit plans	Other benefit plans
Change in benefit obligation:				
Beginning of year	$ 543.6	$ 44.4	$ 394.7	$ 25.0
Current service cost	12.9	0.9	10.3	0.4
Interest cost	37.8	3.0	27.8	1.8
Employee contributions	4.6	–	4.4	–
Plan amendments	2.9	–	0.1	–
Benefits paid	(27.1)	(2.1)	(25.9)	(1.1)
Net transfer in	0.6	–	–	–
Special termination payments	12.3	–	–	–
Actuarial (gain) loss	(4.0)	9.3	7.8	(4.9)
Foreign exchange rate changes	3.7	0.7	–	–
Acquisitions	–	–	124.4	23.2
End of year	$ 587.3	$ 56.2	$ 543.6	$ 44.4
Change in plan assets, at fair market value:				
Beginning of year	$ 502.0	$ –	$ 384.9	$ –
Expected return on plan assets	43.1	–	32.8	–
Employer contributions	15.7	2.1	15.1	1.1
Employee contributions	4.6	–	4.4	–
Benefits paid	(27.1)	(2.1)	(25.9)	(1.1)
Net transfer in	–	–	0.2	–
Actual plan expenses	(0.8)	–	(0.8)	–
Actuarial (gain)	(47.0)	–	(34.3)	–
Foreign exchange rate changes	3.6	–	–	–
Acquisitions	–	–	125.6	–
End of year	$ 494.1	$ –	$ 502.0	$ –
Reconciliation of funded status:				
Plan (deficit)	$ (93.2)	$ (56.2)	$ (41.6)	$ (44.4)
Employer contributions after measurement date	3.9	0.4	4.3	–
Unamortized past service costs	3.0	–	0.1	–
Unamortized net actuarial loss (gain)	81.7	4.8	38.5	(5.6)
Net benefit (liability) asset	$ (4.6)	$ (51.0)	$ 1.3	$ (50.0)
Components of expense:				
Current service cost	$ 13.7	$ 0.9	$ 11.5	$ 0.4
Interest cost	37.8	3.0	27.8	1.8
Expected return on plan assets	(43.1)	–	(32.8)	–
Amortization of transitional obligation	0.7	–	–	–
Amortization of past service costs	(1.0)	–	–	–
Amortization of net actuarial loss (gain)	0.8	(0.3)	–	–
Special termination payments	4.2	–	–	–
Net expense	$ 13.1	$ 3.6	$ 6.5	$ 2.2

18. EMPLOYEE FUTURE BENEFITS (continued):

In addition to the above, the Company's contributions for defined contribution plans, provincial and labour sponsored pension plans, group registered retirement savings plans and deferred profit sharing plans amounted to $10.8 million in 2002 ($9.6 million in 2001).

The following table provides the amounts recognized in the consolidated balance sheet:

	2002		2001	
	Pension benefit plans	Other benefit plans	Pension benefit plans	Other benefit plans
Deferred pension costs	$ 38.5	$ –	$ 33.0	$ –
Accrued benefit liabilities	(43.1)	(51.0)	(31.7)	(50.0)
	$ (4.6)	$ (51.0)	$ 1.3	$ (50.0)

The accrued benefit obligations in excess of the fair value of plan assets at year-end with respect to pension benefit plans that are not fully funded are as follows:

	2002	2001
Accrued benefit obligations	$ 516.6	$ 362.4
Fair value of plan assets	414.6	302.4
Plan deficit	$ (102.0)	$ (60.0)

The actuarial assumptions used in measuring the Company's benefit plans obligations for 2002 and 2001 are as follows:

	Pension benefit plans	Other benefit plans
Discount rate	7.00%	7.00%
Rate of compensation increase	4.00%	n/a
Expected long-term rate of return on plan assets	8.50%	n/a

In 2002, for measurement purposes, a 10% (8.5% – 2001) annual rate of increase in the per capita cost of covered health care benefits was assumed. In 2002, the rate was to decrease gradually to 5.0% for 2009 (5% for 2008 in 2001) and remain at that level thereafter.

19. FINANCIAL INSTRUMENTS:

(a) Foreign currency rate risk:
The Company realizes a significant portion of its sales in foreign currencies, principally US$ and Euros, and enters into various types of foreign exchange contracts in managing its foreign exchange risk. In addition, this risk is partially covered by US$ purchases and debt service. The Company does not hold or issue financial instruments for trading purposes.

19. FINANCIAL INSTRUMENTS (continued):

(a) Foreign currency rate risk (continued):
The Company had the following US$ foreign exchange contracts convertible into Canadian $ at September 28, 2002 and September 29, 2001:

	2002		2001	
Maturity per quarter	Average rate	US$ millions	Average rate	US$ millions
2002 – December 2001	–	–	1.4853	191.5
– March 2002	–	–	1.4802	194.5
– June 2002	–	–	1.4814	192.4
– September 2002	–	–	1.4891	190.5
2003 – December 2002	1.5114	197.0	1.4759	135.0
– March 2003	1.4996	148.0	1.4847	131.0
– June 2003	1.5007	135.7	1.4983	132.7
– September 2003	1.5079	134.8	1.5052	131.1
2004 – December 2003	1.5395	132.6	1.5000	69.6
– March 2004	1.5562	131.6	1.5227	69.6
– June 2004	1.5581	129.9	1.5491	68.4
– September 2004	1.5779	126.0	1.5619	61.5
2005 – December 2004	1.5839	63.7	–	–
– March 2005	1.6007	112.7	–	–
– June 2005	1.5741	102.3	–	–
– September 2005	1.5994	92.3	–	–
	1.5443	1,506.6	1.4946	1,567.8

The Company had the following US$ foreign exchange contracts convertible into Euros at September 28, 2002 and September 29, 2001:

	2002		2001	
Maturity per quarter	Average rate	US$ millions	Average rate	US$ millions
2002 – December 2001	–	–	0.9451	4.5
– March 2002	–	–	0.9627	4.5
– June 2002	–	–	0.9427	4.5
– September 2002	–	–	0.9683	3.0
2003 – December 2002	0.9388	3.0	0.9388	3.0
– March 2003	0.9797	3.0	0.9797	3.0
– June 2003	0.9375	3.0	0.9375	3.0
– September 2003	0.9577	2.8	0.9506	1.5
2004 – December 2003	0.9148	1.8	0.9066	1.5
– March 2004	0.9309	2.0	0.9552	1.5
– June 2004	0.8894	1.5	0.8894	1.5
– September 2004	0.9351	1.4	–	–
2005 – December 2004	0.8761	1.2	–	–
– March 2005	0.9010	0.2	–	–
– June 2005	0.9289	0.7	–	–
– September 2005	0.9496	0.7	–	–
	0.9358	21.3	0.9467	31.5

19. FINANCIAL INSTRUMENTS (continued):

(a) Foreign currency rate risk (continued):
The Company had the following US$/Euro foreign exchange options at September 28, 2002 and September 29, 2001:

			2002		2001
Maturity per quarter		Average rate	US$ millions	Average rate	US$ millions
2002	- December 2001	–	–	0.8731	49.5
	- March 2002	–	–	0.8766	49.5
	- June 2002	–	–	0.8790	49.5
	- September 2002	–	–	0.8833	48.5
2003	- December 2002	0.8781	49.5	0.8783	48.0
	- March 2003	0.8768	48.5	0.8768	48.0
	- June 2003	0.8715	48.0	0.8715	48.0
	- September 2003	0.8696	48.0	0.8695	47.0
2004	- December 2003	0.9263	48.0	0.9280	46.5
	- March 2004	0.9304	47.0	0.9311	46.5
	- June 2004	0.8922	46.5	0.8922	46.5
	- September 2004	0.8866	46.5	0.8979	5.0
2005	- December 2004	0.8805	46.5	–	–
	- March 2005	0.8759	15.5	–	–
		0.8896	444.0	0.8870	532.5

The gain and losses on foreign exchange contracts are recognized in earnings when the related hedged revenue is recorded. As at September 28, 2002, the Company would have had to pay $29.8 million (2001 - $113.3 million) to settle its then outstanding foreign exchange contracts.

(b) Commodity price risk:
Markets for the Company's principal products are highly competitive and cyclical in nature. To mitigate the impact of commodity price volatility of earnings, the Company may periodically purchase commodity price hedges (lumber, pulp and newsprint). The Company does not hold or acquire commodity price instruments for trading purposes. However, due to the nature of lumber futures contracts, they are not normally held to maturity. At September 28, 2002, the Company did not hold any commodity price hedges. At September 29, 2001, the Company held 105,000 tonnes of newsprint price hedges at an average settlement price of US$612.80 per tonne.

(c) Credit risk:
The Company does not have a significant exposure to any individual customer or counterparty. The Company reviews a new customer's credit history before extending credit and conducts regular reviews of its existing customers' credit performance. The Company may require payment guarantees, such as letters of credit or obtains credit insurance coverage. The allowance for doubtful accounts as at September 28, 2002 and September 29, 2001 was $13.0 million and $6.0 million, respectively.

(d) Fair value of financial instruments:
The carrying amount of cash and cash equivalents, accounts receivable, operating bank loans and accounts payable and accrued charges approximates their fair value because of the near-term maturity of those instruments.

The carrying value and the fair value of long-term debt, other long-term liabilities and credits and redeemable preferred shares at September 28, 2002 were $1,943.6 million (2001 - $1,898.4 million) and $1,899.6 million (2001 - $1,888.1 million), respectively.

The fair value of the long-term debt, other long-term liabilities and credits and redeemable preferred shares, has been determined based on management's best estimate of the fair value to renegotiate debt with similar terms at the respective year-end dates.

20. SUBSEQUENT EVENT:

On October 7, 2002, the Company acquired the assets of the Chetwynd High Yield Pulp Mill located in Northern British Columbia from Louisiana-Pacific Canada Pulp Co. and Louisiana-Pacific Ltd. (collectively "Louisiana Pacific") for a nominal amount.

21. SUMMARY OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES:

The consolidated financial statements of the Company have been prepared in accordance with Generally Accepted Accounting Principles ("GAAP") in Canada. The following adjustments would be required to reconcile the financial statements to U.S. GAAP and with practices prescribed by the United States Securities and Exchange Commission for the two years ended September 28, 2002 and September 29, 2001.

If United States GAAP were employed, the net (loss) earnings for the year would be adjusted as follows:

	2002	2001
Net (loss) earnings under Canadian GAAP	$ (158.5)	$ 77.9
Adjustments:		
Foreign currency	127.5	(111.2)
Income taxes	(33.2)	51.1
Share in loss of affiliated companies	6.9	(6.5)
Amortization of goodwill	(0.9)	(1.5)
Depreciation of fixed assets	0.3	0.8
Amortization of development costs	0.5	0.5
Net (loss) earnings under U.S. GAAP	$ (57.4)	$ 11.1
(Loss) earnings per share under U.S. GAAP:		
Basic:		
(Loss) earnings before extraordinary items	$ (0.54)	$ 0.13
Extraordinary items, net of income taxes	(0.13)	–
(Loss) earnings per share	$ (0.67)	$ 0.13
Diluted:		
(Loss) earnings before extraordinary item	$ (0.54)	$ 0.13
Extraordinary items, net of income taxes	(0.13)	–
Diluted (loss) earnings per share	$ (0.67)	$ 0.13

21. SUMMARY OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES (continued):

The cumulative effect of the adjustments on the consolidated assets, liabilities and shareholders' equity is as follows:

	2002	2001
Total assets under Canadian GAAP	$ 4,028.6	$ 4,146.0
Adjustments:		
Goodwill	9.9	10.7
Fixed assets	(7.8)	(8.1)
Proportionate consolidation:		
Investments	79.4	61.0
Assets	(179.5)	(141.2)
Other assets:		
Deferred development costs	(2.6)	(3.2)
Foreign currency translation	(37.3)	(87.8)
Loans to employees for share purchase loans	(8.3)	(7.4)
Future income taxes	4.7	–
	(141.5)	(176.0)
Total assets under U.S. GAAP	$ 3,887.1	$ 3,970.0

	2002	2001
Total liabilities under Canadian GAAP	$ 2,816.5	$ 2,778.4
Adjustments:		
Foreign exchange contracts	25.8	102.8
Proportionate consolidation	(85.6)	(69.2)
Future income taxes	(17.2)	(40.2)
Minimum pension liabilities	13.8	–
	(63.2)	(6.6)
Total liabilities under U.S. GAAP	$ 2,753.3	$ 2,771.8
Total shareholders' equity under Canadian GAAP	$ 1,212.1	$ 1,367.6
Total asset adjustments	(141.5)	(176.0)
Total liability adjustments	63.2	6.6
Total shareholders' equity under U.S. GAAP	$ 1,133.8	$ 1,198.2

(a) Foreign exchange:

U.S. GAAP require immediate recognition in earnings of unrealized foreign currency exchange gains and losses on long-term monetary items with a fixed or ascertainable life, whereas Canadian GAAP require that these unrealized gains and losses be deferred and amortized over the remaining life of the related debt.

Tembec has hedged future revenue stream with foreign exchange contracts. The transactions are recorded into earnings at the value based on the forward contracts.

Under U.S. GAAP unrealized gains and losses on the forward contracts are included in earnings based on their current market value.

21. SUMMARY OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES (continued):

(b) Income taxes:
On October 1, 2000, Tembec adopted the new Canadian accounting recommendations for income taxes (Section 3465). The new Canadian accounting recommendations essentially harmonize the principles of Canadian GAAP with U.S. GAAP. For Canadian GAAP, the new standard was applied prospectively. For U.S. GAAP, the statement has been applied since 1992. Prior to 2000, under Canadian GAAP, Tembec accounted for income taxes using the deferral method. Under U.S. GAAP, income taxes are being provided for by the liability method. The deferred tax impact of other reconciling items is also included in this caption.

(c) Income taxes related to purchase accounting:
Prior to adoption of Section 3465, deferred tax assets or liabilities resulting from temporary differences between the recorded costs of acquired fixed assets and the tax bases of such assets were not recorded under Canadian GAAP. Consequently, purchase price allocation under U.S. GAAP related to acquisitions before October 1, 2000 was different and this results in continued differences because Tembec has adopted Section 3465 prospectively.

(d) Deferred development costs:
Under U.S. GAAP, certain development costs, capitalized under Canadian GAAP, would have been charged against earnings.

(e) Joint ventures:
Interest in joint ventures is recognized using the proportionate consolidation method under Canadian GAAP. Under U.S. GAAP, joint ventures are accounted for using the equity method.

Earnings recognized by each of the two methods are the same. However, a reconciliation of U.S. GAAP of the financial statements of the joint venture may result in adjustments.

(f) Pension liabilities:
In 2002, $13.8 million was recognized as an additional minimum pension liability on the balance sheet and $9.1 million net of income taxes of $4.7 million in other comprehensive income. The amount was recognized under SFAS No. 87 due to an actuarially valued minimum accumulated benefit obligation in excess of the fair value of the Plan's assets.

(g) Extraordinary items:
The cost of early redemption of long-term debt was included in net income as an unusual item in accordance with Canadian GAAP. Under U.S. GAAP, it would have been presented as an extraordinary item for an amount of $10.8 million net of taxes of $5.2 million.

(h) Comprehensive income:
Under U.S. GAAP, the Company is required to disclose certain information about "comprehensive income". This information would be as follows for the years ended September 28, 2002 and September 29, 2001:

	2002	2001
(Loss) earnings under U.S. GAAP	$ (57.4)	$ 11.1
Other comprehensive loss:		
Minimum pension liabilities, net of income taxes	(9.1)	–
Comprehensive (loss) income	$ (66.5)	$ 11.1

At September 28, 2002, and September 29, 2001, accumulated other comprehensive loss amounts to $12.1 million and $3.0 million, respectively.

22. COMPARATIVE FIGURES:

Certain 2001 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2002.

Ten-Year Financial Review

	1993	1994	1995
SALES & EARNINGS ($ millions)			
Gross sales	$ 445.9	$ 588.5	$ 993.3
Freight and sales deductions	75.5	88.7	120.1
Net sales	370.4	499.8	873.2
Cost of sales	324.6	382.4	608.8
Selling, general & administrative	29.0	34.6	37.3
EBITDA	16.8	82.8	227.1
Depreciation & amortization	36.4	40.3	48.0
Gain on redemption of obligations		(65.4)	
Unusual items			
Interest on debt	32.3	32.3	48.5
Foreign exchange and other financial charges (credits)	(2.3)	(4.7)	(5.7)
	(49.6)	80.3	136.3
Income taxes (recovery)	(14.4)	6.9	36.8
Share in (earnings) loss of related companies and minority interests	(5.1)	(6.6)	(20.5)
Dividends on preferred shares of a subsidiary company	7.2	6.0	
Net earnings (loss) from continuing operations	(37.3)	74.0	120.0
Loss from discontinued operations	11.1		
Net earnings (loss)	(48.4)	74.0	120.0
Interest on equity component of convertible debentures	0.2	1.1	1.2
Net earnings (loss) applicable to common shares	$ (48.6)	$ 72.9	$ 118.8
ASSETS & CAPITALIZATION ($ millions)			
Working capital (excluding cash and short-term debt)	$ 112.8	$ 119.2	$ 201.4
Investments	43.5	45.2	71.4
Fixed assets (net)	673.4	683.2	1,199.5
Other assets	16.1	16.5	128.4
Net assets	$ 845.8	$ 864.1	$ 1,600.7
Net debt	$ 340.6	$ 359.2	$ 754.5
Deferred items and other long-term liabilities	2.0	1.7	8.4
Future income taxes	24.1	27.0	122.2
Minority interests	204.2	0.4	6.0
Redeemable preferred shares	36.6	36.6	36.6
Shareholders' equity	238.3	439.2	673.0
Total capitalization	$ 845.8	$ 864.1	$ 1,600.7
Net fixed assets additions	$ 45.6	$ 24.1	$ 86.9
FINANCIAL STATISTICS			
Common shares outstanding at year end	28,167,388	38,419,938	46,694,484
Book value per share ($)	7.01	9.55	12.90
Earnings (loss) per share ($):			
continuing operations	(1.33)	2.25	2.96
discontinued operations	(0.40)	–	–
Earnings (loss) per share ($)	(1.73)	2.25	2.96
Diluted earnings (loss) per share ($)	–	1.90	2.55
EBITDA margin	4.5%	16.6%	26.0%
Cash flow provided by operations per share ($)	(0.61)	1.35	4.35
Ratio of current assets to current liabilities	1.5:1	2.1:1	2.4:1
Net debt to total capitalization	40.3%	41.6%	47.1%

1996	1997	1998	1999	2000	2001	2002
$ 990.8	$ 1,348.6	$ 1,605.2	$ 1,883.5	$ 2,598.1	$ 2,990.8	$ 3,391.0
130.3	170.2	182.3	211.0	277.3	333.4	414.2
860.5	1,178.4	1,422.9	1,672.5	2,320.8	2,657.4	2,976.8
708.8	927.7	1,003.2	1,210.6	1,651.8	2,047.6	2,534.6
47.2	74.0	85.2	99.4	114.0	136.3	166.7
104.5	176.7	334.5	362.5	555.0	473.5	275.5
74.2	95.0	109.6	119.3	145.7	202.9	227.5
		(22.6)	29.1	(1.5)		59.4
84.4	92.4	99.0	97.3	93.5	129.2	162.1
(9.1)	(0.9)	27.2	52.8	(5.3)	38.0	59.3
(45.0)	(9.8)	121.3	64.0	322.6	103.4	(232.8)
(9.1)	1.5	60.2	36.9	111.0	26.0	(74.7)
(35.6)	(3.7)		0.6	0.1	(0.5)	0.4
(0.3)	(7.6)	61.1	26.5	211.5	77.9	(158.5)
(0.3)	(7.6)	61.1	26.5	211.5	77.9	(158.5)
2.0	2.7	1.7	1.2			
$ (2.3)	$ (10.3)	$ 59.4	$ 25.3	$ 211.5	$ 77.9	$ (158.5)
$ 187.7	$ 255.2	$ 318.7	$ 335.5	$ 382.4	$ 545.7	$ 499.2
101.7	6.6	13.5	19.2	25.5	28.0	59.5
1,262.4	1,535.7	1,560.3	1,748.7	2,064.8	2,586.4	2,487.8
135.0	160.6	199.1	130.9	168.6	250.9	312.1
$ 1,686.8	$ 1,958.1	$ 2,091.6	$ 2,234.3	$ 2,641.3	$ 3,411.0	$ 3,358.6
$ 819.3	$ 877.2	$ 804.7	$ 898.1	$ 994.6	$ 1,623.4	$ 1,798.7
	2.9	1.8	10.0	60.9	143.0	130.4
104.8	142.9	201.5	176.1	256.7	251.9	192.1
5.7	4.4	85.3	83.9	31.4	8.5	8.7
36.6	36.6	36.6	36.6	16.6	16.6	16.6
720.4	894.1	961.7	1,029.6	1,281.1	1,367.6	1,212.1
$ 1,686.8	$ 1,958.1	$ 2,091.6	$ 2,234.3	$ 2,641.3	$ 3,411.0	$ 3,358.6
$ 102.4	$ 54.9	$ 116.7	$ 90.9	$ 264.9	$ 230.8	$ 98.9
46,899,039	69,570,809	69,854,628	73,881,392	81,666,459	86,147,268	86,415,732
12.82	11.72	12.60	12.75	15.33	15.54	13.69
(0.05)	(0.19)	0.85	0.35	2.62	0.95	(1.84)
–	–	–	–	–	–	–
(0.05)	(0.19)	0.85	0.35	2.62	0.95	(1.84)
–	–	0.77	0.33	2.44	0.93	(1.84)
12.1%	15.0%	23.5%	21.7%	23.9%	17.8%	9.3%
0.44	1.40	2.99	2.68	5.47	3.40	0.64
2.2:1	1.6:1	3.0:1	2.5:1	2.0:1	2.5:1	1.9:1
48.6%	44.8%	38.5%	40.2%	37.7%	47.6%	53.6%



Social Responsibility

Tembec's social conscience has always set it apart from other companies. The Company's culture stems from its origins, and its inspiring vision of "A Company of People Building their own Future".

From the very start, managers and union workers have worked closely together to restore dignity in the workplace and improve their quality of life, and today, just as always, Tembec as a whole, and individual employees, continue to build towards sustainable development.

Tembec believes that its corporate longevity and success are due to the people who live in its areas of operation. In remote regions, people need well-paid jobs as well as access to education, health care, culture and recreational activities to lead a balanced life. Tembec donates at least 1% of its pre-tax profits to programs run by non-profit organizations to help communities improve their individual and collective quality of life. In 2002, Company donations amounted to some $2 million in contributions to local and regional organizations across Canada. The Company has contributed even larger amounts to education and R&D including $1 million for the Forestry Chair at the University of Toronto, and $200,000 for the Rehabilitation Chair at Université du Québec en Abitibi-Témiscamingue. The Company has contributed to health by providing funding for the large North Bay regional hospital, and to culture with ongoing annual support for regional symphony orchestras, international painting and sculpture events and an international film festival held by a local community.



The Community Centre, Témiscaming, Québec

To complement its donation policy, Tembec encourages employees to volunteer their time and effort to enhance quality of life in their communities. Employees can be authorized to participate in community activities, for example by organizing a major event, training a sports team for a tournament or taking part in a Scout jamboree, without loss of pay. Each year, an employee can obtain up to five days' leave paid by the Company for volunteer activities, and individual non-profit organizations can receive up to ten days of employee volunteer work paid for by the Company. Together, Company funding and employee volunteering play an important role in the quality of life of our communities, and attest to the profound social commitment of Tembec and its employees.



An informal meeting of First Nations and Tembec representatives

A further example of Tembec's social commitment is the scholarship program initiated in 1982. The cost of post-secondary education is particularly high for families in remote communities, since students must attend colleges or universities far from home. Tembec awards bursaries and excellence scholarships to high-school graduates who want to obtain a college or university degree. The bursaries are managed regionally by committees made up of local Company representatives and school board members. Tembec has awarded over $600,000 in the Témiscamingue region alone, where the program has been in place for twenty years. The Company is always proud to welcome former scholarship and bursary recipients into its workforce, and to applaud their successes elsewhere.

With the assistance of educators from a variety of Aboriginal bands, bursaries and scholarships have been also awarded through a scholarship program for First Nations students in all Canadian provinces where Tembec operates. Now in its fourth year, the program fosters co-operation with the First Nations and promotes hiring of Aboriginal people.

Tembec was founded in a community with a large Aboriginal population, and has always readily hired Aboriginals who meet employment criteria. However, as the Company expanded and moved into new areas, co-operation sometimes became more difficult to achieve, particularly when both parties were not prepared to work as partners. Tembec has learned from this experience and set up an Aboriginal relations unit in the Forest Resources Management Group. Unit employees, themselves Aboriginal, are responsible for developing good relations with Aboriginal communities in Tembec's areas of operation. The Company also established a First Nations policy over four years ago, and all operations across Canada are required to apply it. The policy has made it possible to build a sound business relationship with Aboriginal communities and some Aboriginal private companies, as well as to provide support through a series of tailor-made programs. Relations between Tembec and Aboriginal peoples and communities are founded on respect for individuals and cultures.

As the social conscience evolved and communities started taking responsibility for their own future, Tembec set up a series of regional advisory committees to ensure that regional activities are consistent with the Company's vision, mission and values. The committees are comprised of 9 to 15 members, depending on the region's size, and their mandate is to provide advice and make recommendations that can have an impact on Company activities. Together, they can strike a balance between the communities' needs and the Company's needs, thus helping foster a robust economy and a good quality of life in every community.



Monitoring the growth of a recent plantation

Tembec's Environmental Fund is now administered by the advisory committees. When operations generate profit, the Fund will contribute $0.05 for every cubic metre of wood harvested on public land, by region, to non-profit organizations that submit environmental projects. Contributions from the Environmental Fund make it possible to achieve small- and large-scale projects, such as building nature interpretation trails, stocking lakes and protecting endangered species.

Environmental stewardship has always been a key aspect of Tembec's social responsibility. Over the years, major projects to protect water, air and soil have been implemented, while Environmental Management Programs (EMPs) — Impact Zero® for manufacturing facilities and Forever Green® for forestry operations — have been established to provide guidance and monitor environmental factors. The EMPs are discussed in greater detail in a different section of the Annual Report.

Of course, employees are not only the Company's most critical resource but also its heart and soul. To protect employees, the Board of Directors established a health and safety policy several years ago. The policy's application is monitored by the Human Resources Committee, which reports to the Board.



In 2002, health and safety coordinators managed and implemented the program, and also focused on creating a culture in which each employee, manager and director sees health and safety as an integral part of his or her work and performance. This year, the STOP Program (Safety Training Observation Program) was implemented for all sawmill employees to reduce and even eliminate incidents and to guarantee a safe and healthy workplace. The Company's pulp and paper mills are aiming for OHSAS 18001 (Occupational Health Safety Assessment Series 18001) certification by 2004 to ensure uniform application of the Company's policies and vision.

Two of the Company's pulp mills performed exceptionally well this year: Tembec Matane achieved 1,045 days without accidents, while Marathon Inc. (50% participation) achieved 1,065 days.

The goal of the Company's training policy is to ensure that each site maintains a well-trained, committed and qualified workforce in the most cost-effective manner. Each Company employee already receives an average of 40 hours' training annually, and should eventually receive 60 hours.

Since technology is evolving constantly and there is an ongoing need to improve product quality and increase productivity, training must be an integral part of organizational planning. Tembec also considers it has the important responsibility of providing all its employees with a safe and healthy workplace. Thus, it ensures that the work environment is conducive to employees' personal development and success, as well as to a profitable future for the Company and the community.



Tembec Inc. Environmental Policy

- Tembec's corporate mission is to be a low-cost, profitable integrated forest products company converting natural resources into competitive and innovative quality products for customers while protecting the environment and creating a positive long-term social, cultural and economic benefit for the region and its people, employees and shareholders.

- Tembec shares with the community important responsibilities towards the environment in which we live and work. The Company supports the responsible stewardship of resources, including forest, fish and aquatic habitat, wildlife, air, land and water. Responsible stewardship, combined with a continual improvement process, makes possible sustained economic development and an improved quality of life. In this spirit, Tembec commits to implementing and maintaining an effective environmental management program that will govern its attitude and action in environmental matters and will benefit the environment, the community, the shareholders, employees and customers.

- Tembec demonstrates environmental leadership through its commitment to :

- Conduct its business in a responsible manner designed to protect the environment and to protect the health and safety of its employees, its customers and the public.

- Assess, plan, construct and operate facilities in compliance with all applicable legislation, regulations and to all industrial codes of practice or programs to which the Company subscribes.

- Set environmental objectives and targets to continually improve environmental performance and provide the management commitment and resources necessary to achieve stated objectives.

- Encourage and support research to improve its ability to protect the environment and maintain public health and safety and strive for the virtual elimination of any persistent toxic emissions from its operations.

- Manage and protect its forest resources to ensure sustainable forest management consistent with all applicable regulations. Beyond, or in the absence of regulatory requirements, strive to maintain biodiversity, protect wildlife habitat and ecosystems.

- Promote new technologies aimed at conserving, recycling and renewing the resources utilized.

- Promote environmental awareness and train its employees in their environmental responsibilities.

- Work and consult with governments and the public in the development of regulations and policies based on sound, economically achievable technologies and the analysis of environmental and health impacts.

- Implement programs and procedures to minimize the consequences of emergency events by ensuring prompt and effective response.

- Report regularly to the Board of Directors on its environmental status and perform audits to ensure conformance with its policies and guidelines.



Photo taken by F. Parhizgar, courtesy of World Wildlife Fund Canada



Environmental Report

Tembec is committed to maintaining Environmental Management Programs (EMPs) to demonstrate responsible stewardship of resources and continuing improvement of our environmental performance.

The objectives of Tembec's Environmental Management Programs are to:

- maintain conformance with our corporate principles and environmental policy;
- maintain and continually improve environmental performance;
- integrate sustainable development;
- respond effectively to environmental issues;
- obtain appropriate authorizations.

To attain these objectives, Tembec has established two Environmental Management Programs, or EMPs:

- Impact Zero® for manufacturing facilities;
- Forever Green® for forest operations.



Paper recycling at Pine Falls mill

The main goal of the Impact Zero® EMP is to minimize the impact of manufacturing activities on the environment by 2008. The means of achieving this goal must be defined within a technical and economic framework. The initial target date for achieving program objectives was 2005, but has been adjusted to 2008 because of the economic situation.

Impact Zero® includes the development of environmental objectives, targets and action plans based on specific performance criteria.

Impact Zero® also includes the implementation and maintenance of an Environmental Management System (EMS), in accordance with ISO 14001. The EMS is essential to the achievement of Tembec's environmental objectives.

With Impact Zero®, Tembec aims to become a world leader in the areas of environmental protection and sustainable development.

The purpose of Tembec's Forever Green® EMP is to promote environmental protection, sustainable forest management and compliance with Tembec's Environmental Policy for all forest operations.

As part of Forever Green®, Tembec has developed a series of guiding principles that direct forest managers in the establishment of environmental objectives and targets. The Forever Green® guiding principles represent important environmental values that must be applied in all forest activities.

Like Impact Zero®, the Forever Green® EMP includes the implementation and maintenance of an EMS, in accordance with ISO 14001. The values identified in the guiding principles are applied by establishing objectives and maintaining an effective EMS.



Forest planning

Forever Green® guiding principles will be reviewed annually by the Tembec Corporate Forestry Committee, whose key roles include overseeing progress of

Forever Green® and providing the direction needed to ensure continuous improvement in Tembec's environmental performance.



On January 25, 2001, Tembec's EMS was certified to be in conformity with ISO 14001-1996. The certificate applies to most of Tembec's manufacturing and forestry business units in Canada. Each newly acquired operation is required to finish implementing an applicable EMP and achieve ISO 14001 certification for its EMS within 36 months.

In 2002, the following sites finished implementing their EMPs and were certified in conformity with ISO 14001:

- AV Cell Inc.: Atholville, New Brunswick
- Matane: Québec
- Panneaux Tembec OSB: Saint-Georges de Champlain, Québec
- Forest Resources: Saint-Georges de Champlain, Québec
- ARC Resins Corp: Longueuil, Québec
- 3iO Corp: Rivière Trois-Pistoles, Québec
- Excel: Hearst, Ontario
- Tembec SA–Tarascon: France
- Tembec SA–Saint-Gaudens: France

All EMP-related management system procedures are audited by teams of internal and external auditors to ensure conformity with ISO 14001. Also, certified external auditors conduct audits every three years at each site to ensure compliance with all applicable laws and regulations.

In January 2001, Tembec announced an agreement to work with the World Wildlife Fund Canada (WWF) in promoting the supply and use of forest products certified to the high environmental standards of the Forest Stewardship Council (FSC). This agreement means that Tembec has made a commitment to certify all of its forest operations, which extend over more than 13 million hectares across Canada, to FSC standards.



Photo taken by S. Leslie, courtesy of World Wildlife Fund Canada

In Central Ontario, the forest area under Westwind Forest Stewardship Inc. was certified earlier this year. By the end of 2002, the Company expects to be awarded FSC certification for the Gordon Cosens Forest and the Nipissing Forest Resource Management Inc. license area in Ontario. The Gordon Cosens Forest will be the first of Canada's boreal forests to receive FSC certification, and will be among the world's largest FSC-certified forests.

FSC chain of custody certification has been obtained for Mattawa, the Kapuskasing newsmill and sawmill, Excel Forest Products, Huntsville, Temboard, and Temcell.

Tembec has developed performance indicators to monitor progress towards the achievement of environmental management program objectives and targets. The indicators, which enable continuous tracking of EMP objectives and targets by site, will be posted on Tembec's website in 2003.

(More details on Impact Zero®, Forever Green®, ISO 14001 certification and the WWF Agreement are available on the Environment page of Tembec's website, at www.tembec.com)

Environmental Performance

Overall, Tembec's environmental performance is in conformity with applicable discharge standards.

However, non-conformance reports have been issued for the Témiscaming Site because of suspended solid concentrations exceeding the emission standard in early 2001. Also, during the summer of 2002, acute toxicity levels were measured. In order to address such incidents, increase the operating flexibility, and reduce the operating costs of the wastewater treatment system, a $19.2-million project was recently approved. The project involves installing an anaerobic wastewater treatment system upstream of the existing system. The new unit should be operational by the end of fiscal 2003.

As for particulate matter emissions at the Témiscaming Site, the installation of a wet electrostatic precipitator will be completed by the end of 2002, allowing compliance to the standard at all times. If the precipitator performs as well as expected, similar units will be installed on the two other boilers as well.



Construction of a new $65 million screening room reduced costs, improved liquor recovery and substantially reduced AOX emissions.

The Smooth Rock Falls mill has brought the black liquor oxidation (BLOX) unit on line to reduce total reduced sulphur (TRS) at incinerator No. 1. A further $3.5 million will be invested between now and the end of 2004 in order to improve emissions from other untreated sources.

The pulp mills in France are significantly lagging in achieving conformity with standards. A capital investment program of over $130 million, slated to be in place by late 2007, has been developed to correct the situation.

Since 2001, Tembec's management has emphasized the Company's position of zero tolerance on non-conformity with emission and effluent standards. All discrepancies are reviewed by management and are part of a follow-up program.

Tembec's overall environmental performance will greatly improve once the above initiatives are in place. In addition, implementation of Impact Zero® in all manufacturing units will guarantee continuous improvement of our environmental performance and attest to Tembec's firm commitment to preventing pollution.

Adsorbable Organic Halogens (AOX)
(Specialty Cellulose Mill, Témiscaming)
(Compliance kg/t)



3.0
2.0
1.0
0.0
2.7
1.74
1.67
0.69
0.45
1998
1999
2000
2001
2002
Rejects
Standard

Corporate Officers

Jacques Giasson
Chairman of the Board

Frank A. Dottori
President and Chief Executive Officer

Michel Dumas
Executive Vice President, Finance and Chief Financial Officer

Charles Gagnon
Vice President, Corporate Relations

Claude Imbeau
Vice President, General Counsel and Secretary

Terrence P. Kavanagh
Executive Vice President, President, Pulp and Paper Group

Gerry Kutney
Vice President and General Manager,
Silvichemical Products Group

Fred L. LeClair
Executive Vice President, President, Forest Products Group

James Lopez
Executive Vice President,
Forest Resource Management Group

Stephen J. Norris
Treasurer

Yves Ouellet
Vice President, Human Resources

Mahendra Patel
Vice President, Engineering and Purchasing

Jacques Rochon
Vice President, Information Technology

Jacques Rocray
Vice President, Environment

Jean-Louis Tétrault
Vice President, Administration and Legal Affairs

Richard Tremblay
Corporate Controller

Mel Zangwill
Senior Vice President,
President, Paperboard Group

Directors

Claude Boivin (1) (2) (4)
Company Director

James E. Brumm (2) (4) (5)
Executive Vice President,
General Counsel
Mitsubishi International Corporation

Frank A. Dottori (3)
President and Chief Executive Officer,
Tembec Inc.

Jacques Giasson (1) (2) (3) (4) (5)
Chairman of the Board,
Groupe Giasson Inc.

Pierre Goyette (1) (2)
Company Director

Gordon S. Lackenbauer (1)
Deputy Chairman, Nesbitt Burns Inc.

Bernard Lamarre (3)
Chairman of the Board,
Groupe Bellechasse Santé Inc.

Robert K. Rae (1) (4) (5)
Partner of Goodman, Philips &
Vineberg

Luc Rossignol
President, Local 233, Communications,
Energy and Paperworkers
Union of Canada

Guylaine Saucier (2) (5)
Company Director

François Tremblay (3)
Partner, Cain, Lamarre, Casgrain, Wells

(1) Member of the Corporate Governance Committee
(2) Member of the Audit Committee
(3) Member of the Environmental Committee
(4) Member of the Human Resources Committee
(5) Member of the Pension Fund Advisory Committee

Facilities

Tembec Inc.

Head Office
800 René-Lévesque Blvd. West, Suite 1050
Montréal, Québec H3B 1X9
Tel: (514) 871-0137
Fax: (514) 397-0896

Corporate Office
10 chemin Gatineau, P.O. Box 5000
Témiscaming, Québec J0Z 3R0
Tel: (819) 627-3321
Fax: (819) 627-1178

Forest Resource Management Group

Callander
50 High Street North, Suite 101, P.O. Box 725
Callander, Ontario P0H 1H0
Tel: (705) 752-1211
Fax: (705) 752-3111

Cranbrook
220 Cranbrook Street North, P.O. Box 4600
Cranbrook, British Columbia V1C 4J7
Tel: (250) 426-6246
Fax: (250) 426-7055

Hearst
67 Fontaine Drive, P.O. Box 880
Hearst, Ontario P0L 1W0
Tel: (705) 362-4227
Fax: (705) 372-6415

Kapuskasing
1 Government Road, P.O. Box 100
Kapuskasing, Ontario P5N 2Y2
Tel: (705) 337-1311
Fax: (705) 337-9785

Kootenay East
Cascade Street, P.O. Box 998
Elko, British Columbia V0B 1J0
Tel: (250) 529-6700
Fax: (250) 529-7275

Kootenay North
9006 Grainger Road, P.O. Box 68
Canal Flats, British Columbia V0B 1B0
Tel: (250) 349-5294
Fax: (250) 349-5250

Kootenay South
220 Cranbrook Street North, P.O. Box 4600
Cranbrook, British Columbia V1C 4J7
Tel: (250) 426-6241
Fax: (250) 426-5372

Rouyn-Noranda
155 Dallaire Avenue, Suite 100
Rouyn-Noranda, Québec J9X 4T3
Tel: (819) 797-4782
Fax: (819) 797-4784

Témiscaming
10 chemin Gatineau, P.O. Box 5000
Témiscaming, Québec J0Z 3R0
Tel: (819) 627-4741
Fax: (819) 627-4753

Timmins
P.O. Box 1100, Highway 101 West
Timmins, Ontario P4N 7H9
Tel: (705) 268-1462
Fax: (705) 360-1279

Forest Products Group

Cranbrook Office
220 Cranbrook Street North, P.O. Box 4600
Cranbrook, British Columbia V1C 4J7
Tel: (250) 426-6241
Fax: (250) 426-7055

Engineering Services Office
50A – 5th Avenue East
La Sarre, Québec J9Z 1K9
Tel: (819) 333-8905
Fax: (819) 333-8934

Rouyn-Noranda Office
155 Dallaire Avenue, Suite 100
Rouyn-Noranda, Québec J9X 4T3
Tel: (819) 797-4782
Fax: (819) 797-4784

Tembec Sebso Sarl
B.P. 99
31802 Saint-Gaudens Cedex, France
Tel: 33 (0)5 61 94 76 00
Fax: 33 (0)5 61 94 76 28

Tembec Sofoest S.A.S.
ZI de Roubian
13156 Tarascon Cedex, France
Tel: 33 (0)4 90 91 39 11
Fax: 33 (0)4 90 91 42 73

Timmins Office
P.O. Box 1100, Highway 101 West
Timmins, Ontario P4N 7H9
Tel: (705) 268-1462
Fax: (705) 360-1258

Abitibi-Ouest
495 Highway 111 West, P.O. Box 100
La Sarre, Québec J9Z 2X4
Tel: (819) 333-3858
Fax: (819) 333-3865

Abitibi-Ouest
630 Blais Avenue, P.O. Box 190
Taschereau, Québec J0Z 3N0
Tel: (819) 796-3305
Fax: (819) 796-2915

Béarn
67 Principale Street South
Béarn, Québec J0Z 1G0
Tel: (819) 726-3551
Fax: (819) 726-2133

Braeside
446 Malloch Road
Braeside, Ontario K0A 1G0
Tel: (613) 623-4122
Fax: (613) 623-5749

Canal Flats
9006 Grainger Road, P.O. Box 68
Canal Flats, British Columbia V0B 1B0
Tel: (250) 349-5294
Fax: (250) 349-5250

Cochrane
70 - 17th Avenue, P.O. Box 1059
Cochrane, Ontario P0L 1C0
Tel: (705) 272-4321
Fax: (705) 272-2802

Cranbrook Finger Joint Plant
1479 Theatre Road
Cranbrook, British Columbia V1C 6H3
Tel: (250) 426-8724
Fax: (250) 426-5783

Cranbrook Planer Mill
1479 Theatre Road
Cranbrook, British Columbia V1C 6H3
Tel: (250) 426-4244
Fax: (250) 426-2460

Davidson
79 rue Principale
Davidson, Québec J0X 1R0
Tel: (819) 683-2711
Fax: (819) 683-2502

Davidson
7 Davis Highway
Woodsville, New Hampshire 03785
Tel: (603) 747-3351
Fax: (603) 747-3810

Elko
Cascade Street, P.O. Box 998
Elko, British Columbia V0B 1J0
Tel: (250) 529-6700
Fax: (250) 529-7275

Excel
Highway 11 West, P.O. Box 70
Opasatika, Ontario P0L 1Z0
Tel: (705) 369-2441
Fax: (705) 369-2050

Finger Jointed Lumber
495 Highway 111 West, P.O. Box 100
La Sarre, Québec J9Z 2X4
Tel: (819) 333-3858
Fax: (819) 333-8921

Hearst
67 Fontaine Drive, P.O. Box 880
Hearst, Ontario P0L 1W0
Tel: (705) 362-4227
Fax: (705) 372-6210

Huntsville
P.O. Box 5616
80 Old North Road
Huntsville, Ontario P1H 2J4
Tel: (705) 789-2371
Fax: (705) 789-9745

Jager Building Systems Inc.
80 de la Seigneurie Blvd. East
Blainville, Québec J7C 4N1
Tel: (450) 430-7939
Fax: (450) 430-7054

Jager Building Systems Inc.
Bolton Steel Products
16 Nixon Road
Bolton, Ontario L7E 1K3
Tel: (905) 951-7477
Fax: (905) 951-7432

Jager Building Systems Inc.
Bolton Wood Products
44 Simpson Road
Bolton, Ontario L7E 1Y4
Tel: (905) 951-9141
Fax: (905) 951-9250

Jager Building Systems Inc.
220, 6223 – 2nd Street S.E.
Calgary, Alberta T2H 1J5
Tel: (403) 259-0727
Fax: (403) 259-0752

Jager Building Systems Inc.
Calgary Wood Products
4334 – 68th Avenue S.E.
Calgary, Alberta T2C 2T9
Tel: (403) 236-1588
Fax: (403) 236-0102

Jager Building Systems Inc.
Eastern Distribution
16 Nixon Road
Bolton, Ontario L7E 1K3
Tel: (905) 951-7477
Fax: (905) 951-7432

Jager Building Systems (U.S.), Inc.
Head Office
16045 Business Parkway
Hagerstown, Maryland 21740
Tel: (301) 791-1582
Fax: (301) 791-3643

Jager Building Systems Inc.
Quebec Distribution
80 de la Seigneurie Blvd. East
Blainville, Québec J7C 4N1
Tel: (450) 430-1881
Fax: (450) 430-6499

Jager Building Systems Inc.
Western Distribution
2711 – 61st Avenue S.E.
Calgary, Alberta T2C 4X3
Tel: (403) 259-0761
Fax: (403) 258-3191

Kapuskasing
1 Government Road, P.O. Box 100
Kapuskasing, Ontario P5N 2Y2
Tel: (705) 337-1311
Fax: (705) 337-9687

Kirkland Lake
P.O. Box 1120
Kirkland Lake, Ontario P2N 3M7
Tel: (705) 642-3216
Fax: (705) 642-9815

Marks Lumber Limited
P.O. Box 1341
Brantford, Ontario N3T 5T6
Tel: (519) 759-6070
Fax: (519) 759-2020

Mattawa
R.R. No. 2
Mattawa, Ontario P0H 1V0
Tel: (705) 744-5563
Fax: (705) 744-5677

Panneaux Tembec OSB
775 - 122nd Street, P.O. Box 40
Grand-Mère, Québec G9T 5K7
Tel: (819) 538-0735
Sales: (888) 343-0735
Fax: (819) 538-0595

Tembec Brassac S.A.S.
Z.A. de Saint-Agnan
81260 Brassac, France
Tel: 33 (0)5 63 74 41 30
Fax: 33 (0)5 63 74 41 39

Temlam Inc.
48 Boivin Street, P.O. Box 1178
Ville-Marie, Québec J0Z 3W0
Tel: (819) 629-2543
Fax: (819) 629-3133

Temrex Inc. – Nouvelle
521 Perron Blvd., P.O. Box 39
Nouvelle-Ouest, Québec G0C 2G0
Tel: (418) 794-2211
Fax: (418) 794-2128

Temrex Inc. – Saint-Alphonse
268 Saint-Alphonse Road, P.O. Box 38
Saint-Alphonse, Québec G0C 2V0
Tel: (418) 388-5454
Fax: (418) 388-2907

Timmins
P.O. Box 1100, Highway 101 West
Timmins, Ontario P4N 7H9
Tel: (705) 360-7521
Fax: (705) 360-1224

TKL
33 Kipawa Road, P.O. Box 4000
Témiscaming, Québec J0Z 3R0
Tel: (819) 627-4209
Fax: (819) 627-3736

Vintage (Etobicoke)
2 St. Lawrence Avenue
Toronto, Ontario M8Z 5T8
Tel: (416) 252-4182
Fax: (416) 252-3487

Pulp Group

Tembec S.A.
B.P. 202
Rue du Président Saragat
31804 Saint-Gaudens Cedex, France
Tel: 33 (0)5 61 94 75 00
Fax: 33 (0)5 61 94 75 01

Chemical Pulp Mills

Marathon Pulp Inc.
P.O. Bag MP
Marathon, Ontario P0T 2E0
Tel: (807) 229-1200
Fax: (807) 229-3629

Skookumchuck
Farstad Way
Skookumchuck, British Columbia V0B 2E0
Tel: (250) 422-3261
Fax: (250) 422-3085

Smooth Rock Falls
P.O. Box 310, Mill Road
Smooth Rock Falls, Ontario P0L 2B0
Tel: (705) 338-2741
Fax: (705) 338-3307

Tembec Saint-Gaudens S.A.
BP 149
Rue du Président Saragat
31803 Saint-Gaudens Cedex, France
Tel: 33 (0)5 61 94 75 75
Fax: 33 (0)5 61 94 75 76

Tembec Tarascon S.A.S.
13156 Tarascon Cedex, France
Tel: 33 (0)4 90 91 03 00
Fax: 33 (0)4 90 91 31 73

High Yield Pulp Mills

Chetwynd
4181, Chetwynd Pulp Mill Road
P.O. Box 900
Chetwynd, British Columbia V0C 1J0
Tel: (250) 788-7857
Fax: (250) 788-4558

Tembec Matane
400 rue du Port, P.O. Box 640
Matane, Québec G4W 3P6
Tel: (418) 562-7272
Fax: (418) 566-2025

Temcell
33 Kipawa Road, P.O. Box 3000
Témiscaming, Québec J0Z 3R0
Tel: (819) 627-4207
Fax: (819) 627-3963

Specialty Cellulose Mills

AV Cell Inc.
175 Mill Road
Atholville, New Brunswick E3N 4S7
Tel: (506) 789-4343
Fax: (506) 789-4103

Specialty Cellulose
33 Kipawa Road, P.O. Box 3000
Témiscaming, Québec J0Z 3R0
Tel: (819) 627-4557
Fax: (819) 627-4617

Tembec R&D Tartas
Z.A. de la Madeleine
55 Allée de Mégevie
33174 Gradignan Cedex, France
Tel: 33 (0)5 57 96 52 80
Fax: 33 (0)5 57 96 66 16

Tembec Tartas S.A.S.
1154 avenue du Général Leclerc
40400 Tartas, France
Tel: 33 (0)5 58 56 47 56
Fax: 33 (0)5 58 56 47 00

Sales Offices

Tembec International Sales Corp.
70 York Street, Suite 1120
Toronto, Ontario M5J 1S9
Tel: (416) 864-0217
Fax: (416) 864-1979

Tembec International B.V.
Beijing Office
Suite 2008, Capital Mansion
No. 6 Xin Yuan Nan Road
Beijing, China 100004
Tel: 86 10 8486 3711
Fax: 86 10 8486 5008

Tembec International B.V.
Signy Centre
CP268/OLS
1274 Signy, Switzerland
Tel: 41 22 994 8822
Fax: 41 22 994 8828

TISKO - Korea
Manhattan Bldg., 10th Floor
Suites 1013/1014, 36-2, Yoido-Dong
YoungDungPo-Ku, Seoul, Korea 150-010
Tel: 82 2 783 4811/4
Fax: 82 2 783 4815

Paper Group

Papiers Gaspésia
Limited Partnership
419 McGrath Street
Pabos, Chandler Sector, Québec G0C 1K0
Tel: (418) 689-5117
Fax: (418) 689-2725

Pine Falls
P.O. Box 10
Pine Falls, Manitoba R0E 1M0
Tel: (204) 367-5200
Fax: (204) 367-2442

St. Francisville
P.O. Box 218
2105 Highway 964
St. Francisville, Louisiana 70775
Tel: (225) 336-2530
Fax: (225) 336-2889

Saint-Raymond
101 route du Moulin
Saint-Léonard, Québec G0A 4A0
Tel: (418) 337-4118
Fax: (418) 337-4618

Spruce Falls
1 Government Road, P.O. Box 100
Kapuskasing, Ontario P5N 2Y2
Tel: (705) 337-1311
Fax: (705) 337-9700

Sales & Marketing Office
70 York Street, Suite 1120
Toronto, Ontario M5J 1S9
Tel: (416) 864-1980
Fax: (416) 864-1979

Paperboard Group

Temboard
33 Kipawa Road, P.O. Box 6000
Témiscaming, Québec J0Z 3R0
Tel: (819) 627-4639
Fax: (819) 627-3177

Temboard Sales Office
800 René-Lévesque Blvd. West, Suite 1050
Montréal, Québec H3B 1X9
Tel: (514) 871-0137
Fax: (514) 397-0896

Silvichemicals Group

Alcohol

Témiscaming Operations
33 Kipawa Road, P.O. Box 3000
Témiscaming, Québec J0Z 3R0
Tel: (819) 627-4252
Fax: (819) 627-1042

Lignosulfonates

Témiscaming Operations
33 Kipawa Road, P.O. Box 3000
Témiscaming, Québec J0Z 3R0
Tel: (819) 627-4322
Fax: (819) 627-1042

Tembec Avébène S.A.S.
221 Route du Stade
BP 10
40400 Tartas, France
Tel: 33 (0)5 58 73 56 19
Fax: 33 (0)5 58 73 45 54

Resin Group

ARC Resins Corp.
2525 Jean-Désy
Longueuil, Québec J4G 1G6
Tel: (450) 928-3688
Fax: (450) 928-3159

Rivière Trois-Pistoles
62 Du Sault Street
Rivière Trois-Pistoles, Québec G0L 2E0
Tel: (418) 851-3558
Fax: (418) 851-3521

Témiscaming Operations
33 Kipawa Road, P.O. Box 3000
Témiscaming, Québec J0Z 3R0
Tel: (819) 627-4175
Fax: (819) 627-1042

Other

Équipement Hydraulique Boréal Inc.
30 - 8th Avenue East, P.O. Box 276
Macamic, Québec J0Z 2S0
Tel: (819) 782-4671
Fax: (819) 782-4670

Printed on Delta Brite Dull - Basis 70, manufactured by Tembec Paper Group - St. Francisville Operations

Tembec

Printed on 10pt Kallima® Coated Cover, manufactured by Tembec Paperboard - Témiscaming, Québec

Design: Communications DG4 Inc. • Printed in Canada